NO ACT

1C
1-12-10



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561





10011134

March 22, 2010

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-22-10

Robert E. Smith
Vice President, Deputy General Counsel
and Assistant Secretary
NiSource Inc.
801 East 86th Avenue
Merrillville, IN 46410

Re: NiSource Inc.
Incoming letter dated January 12, 2010

Dear Mr. Smith:

This is in response to your letter dated January 12, 2010 concerning the shareholder proposal submitted to NiSource by Utility Workers Union of America. We also have received a letter from the proponent dated January 27, 2010. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Mark Brooks
Senior National Researcher
Utility Workers Union of America
521 Central Avenue
Nashville, TN 37211

March 22, 2010

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: NiSource Inc.
Incoming letter dated January 12, 2010

The proposal urges the officer nomination and compensation committee of the board of directors to adopt a policy requiring that senior executives retain a significant percentage of shares acquired through equity compensation programs until three years following the termination of their employment and to report to shareholders regarding the policy.

There appears to be some basis for your view that NiSource may exclude the proposal under rules 14a-8(i)(1), 14a-8(i)(2) and 14a-8(i)(6) because it may require NiSource to impose restrictions on transferability of shares already issued. It appears that this defect could be cured, however, if the proposal were revised to state that it applies only to compensation awards made in the future. Accordingly, unless the proponent provides NiSource with a proposal revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if NiSource omits the proposal from its proxy materials in reliance on rules 14a-8(i)(1), 14a-8(i)(2), and 14a-8(i)(6).

Sincerely,

Matt S. McNair
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

UTILITY WORKERS UNION OF AMERICA

D. MICHAEL LANGFORD
PRESIDENT

STEVEN VANSLOOTEN
EXECUTIVE VICE PRESIDENT

GARY M. RUFFNER
SECRETARY-TREASURER

JOHN DUFFY
VICE PRESIDENT

Affiliated with A.F.L.-C.I.O


UTILITY WORKERS UNION OF AMERICA
AFL-CIO

MARK BROOKS
SENIOR NATIONAL RESEARCHER
521 CENTRAL AVENUE
NASHVILLE, TN 37211
615-259-1186 (OFFICE PHONE)
615-523-2350 (FAX)
markbrooks@uwua.net (E-MAIL)

January 27, 2010

Via UPS Overnight Delivery & Electronic Mail

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F. Street, N.E.
Washington, DC 20549

Re: NiSource Inc. Shareholder Proposal

Ladies and Gentlemen:

I am writing on behalf of Utility Workers Union of America ("UWUA") – the shareholder proponent in this matter – and in response to the "no-action" request filed by NiSource Inc. (the "Company") on January 12, 2010.

In its letter, NiSource argues that our Proposal may be omitted pursuant to Rules 14a-8(i)(1), 14a-8(i)(2), and 14a-8(i)(6). In each case, the Company relies primarily on its argument that the policy recommended by the Proposal would apply to securities already issued to senior executives, rather than only to shares issued subsequent to any adoption of the proposed policy.

A close reading of the Company's argument, however, reveals that NiSource concedes that this would not be the case if the Proposal applied only to any securities issued in the future, that in that event the recommended policy would violate neither Delaware law nor any existing contractual obligation, and that the Proposal therefore could not be excluded on that basis.

In our view, a fair reading of the Proposal shows that it would apply only to any securities granted in the future – *i.e.*, to any shares awarded to senior executives after the date the Company adopted the proposed new policy. That was certainly the intent of the proponent.

In order to eliminate any uncertainty on this point, however, the UWUA would be pleased to revise the Proposal to make clear that it would only apply to any compensation awards made in the future. As can be readily seen from the enclosed modified Proposal, this would involve only a minor revision which would in no way alter the substance of the original Proposal.

This has been the approach adopted by Staff in the cases of two substantially identical shareholder proposals. See *Citigroup Inc.* (available Feb. 18, 2009) and *JPMorgan Chase & Co.* (available March 9, 2009).

NiSource also argues that the Proposal may be omitted on the basis that it urges that the proposed new policy be adopted by the Compensation Committee of the Board of Directors, instead of by the Board itself. This claim is based on a technical argument that the Compensation Committee's Charter only grants the Committee authority to "make recommendations" to the Board with respect to "compensation of executive officers," but that the Board of Directors retains the power to make the ultimate decision.

As an initial matter, we note that NiSource neglected to include the Committee's Charter in its submission to Staff, and that the Company therefore has failed to meet its burden of demonstrating that the Proposal may be excluded on these grounds. See *Staff Legal Bulletin 14*, § B 5 (July 13, 2001).

In addition, the Committee's Charter (as reported on the Company's website[1]) grants broad powers to the Committee, including the power to "approve the CEO's compensation level," to "review and approve periodically a general compensation policy for other officers of the Company," to "oversee the evaluation of management," and to directly issue an annual report on executive compensation to the shareholders in the proxy statement.

Even conceding the Company's argument that the Charter only grants to the Committee the power to "make recommendations" to the Board with respect to "compensation of executive officers of the Company" and "equity-based plans," this detail can easily be addressed through a minor revision to the Proposal. As shown in our proposed modification, this would entail only a minor revision which would in no way alter the substance of the Proposal.

The Company's suggestion that revising the Proposal in this fashion would radically alter the substance of the Proposal is clearly wrong. Other than its bare assertion, NiSource offers no coherent argument for why a shareholder proposal urging the Board of Directors to adopt a particular policy would differ in any meaningful way from a proposal urging that a committee of the Board should do so.

From the shareholders' perspective, clearly what is important is the substance of the proposed policy. The UWUA would be pleased to modify the Proposal to eliminate references to the

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[1] http://ir.nisource.com/documentdisplay.cfm?DocumentID=1828

Committee, thereby providing that the shareholders urge that the Board of Directors should adopt the proposed policy.

For these reasons, we urge the Staff to reject the Company's request for a no-action determination in this matter. Please contact me if you would like additional information concerning the UWUA's position concerning our Proposal, or concerning the Staff's determination in this matter.

Sincerely,



Mark Brooks

cc: Robert E. Smith, Deputy General Counsel, NiSource Inc.
D. Michael Langford, UWUA National President
Gary M. Ruffner, UWUA National Secretary-Treasurer

Shareholder Proposal

RESOLVED, that shareholders of NiSource, Inc. urge the ~~Officer Nomination and Compensation Committee of the~~ Board of Directors ~~(the "Committee")~~ to adopt a policy requiring that senior executives retain a significant percentage of shares acquired through equity compensation programs until three years following the termination of their employment (through retirement or otherwise), and to report to shareholders regarding the policy before the 2011 annual meeting of shareholders.

The policy should be drafted to operate prospectively to future grants of equity-based compensation and employment agreements entered into after the date of the policy's adoption. The shareholders recommend that the ~~Committee~~ Board not adopt a percentage lower than 75% of net after-tax shares. The policy should also address the permissibility of transactions such as hedging transactions which are not sales but reduce the risk of loss to the executive.

Supporting Statement

Equity-based compensation is an important component of senior executive compensation at NiSource. According to the Company's 2009 proxy statement, stock awards made up 36% percent of total compensation for six named executive officers during 2008. Although the ~~Committee~~ Board states that a fundamental purpose of the Company's incentive compensation plan is to align executives' interests with the long-term interests of shareholders, in our view the plan does not go far enough to accomplish this goal.

We believe there is a link between stockholder wealth and executive wealth that directly correlates to stock ownership by executives. According to an analysis conducted by Watson Wyatt Worldwide, companies whose CFOs held more shares generally showed higher stock returns and better operating performance. (Alix Stuart, "Skin in the Game," CFO Magazine, March 1, 2008)

Requiring senior executives to hold a significant portion of shares obtained through compensation plans after the termination of employment would focus them on NiSource's long-term success, and would better align their interests with those of NiSource shareholders. In the context of the current financial crisis, we believe it is imperative that companies reshape their compensation policies and practices to discourage excessive risk-taking and promote long-term, sustainable value creation. A 2002 report by a commission of The Conference Board endorsed the idea of a holding requirement, stating that the long-term focus promoted thereby "may help prevent companies from artificially propping up stock prices over the short-term to cash out options and making other potentially negative short-term decisions."

NiSource has a minimum stock ownership guideline requiring executives to own a number of shares of NiSource stock as a multiple of salary. The executives covered by the policy have an initial five years in which to comply. We believe this policy does not go far enough to ensure that equity compensation builds executive ownership, especially given the extended time period for compliance. We also view a retention requirement approach as superior to a stock ownership guideline, because a guideline loses effectiveness once it has been satisfied.

We therefore urge shareholders to vote FOR this proposal.



Robert E. Smith
Vice President, Deputy General Counsel
and Assistant Secretary
219-647-6244
219-647-6247 (Facsimile)
robertsmith@nisource.com

801 East 86th Avenue
Merrillville, IN 46410

January 12, 2010

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549
shareholderproposals@sec.gov

Re: *Shareholder Proposal of Utility Workers Union of America*
Securities Exchange Act of 1934 – Rule 14a-8

Ladies and Gentlemen:

On December 4, 2009, NiSource Inc., a Delaware corporation (the "Company"), received a shareholder proposal and accompanying statement in support (the "Proposal") from Utility Workers Union of America (the "Proponent" or "UWUA"). The Proposal and a copy of all correspondence exchanged between the Company and the Proponent in connection with the Proposal are attached hereto as Exhibit A. The Company intends to omit this Proposal from the proxy statement and form of proxy for its 2010 Annual Meeting of Shareholders (collectively, the "2010 Proxy Materials") for the following reasons: Rule 14a-8(i)(l) provides that a proposal may be excluded if the proposal "is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization"; Rule 14a-8(i)(2) provides that a proposal may be excluded if the proposal "would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject"; and Rule 14a-8(i)(6) provides that a proposal may be excluded if "the company would lack the power or authority to implement the proposal."

The Company is filing this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company files its definitive 2010 Proxy Materials with the Commission in accordance with Rule 14a-8(j), and simultaneously is providing a copy of this submission to the Proponent.

We would also like to take this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company in accordance with Rule 14a-8(k).

The Proposal

The Proposal states as follows:

> "RESOLVED, that shareholders of NiSource, Inc. urge the Officer Nomination and Compensation Committee of the Board of Directors (the "Committee") to adopt a policy requiring that senior executives retain a significant percentage of shares acquired through equity compensation programs until three years following the termination of their employment (through retirement or otherwise), and to report to shareholders regarding the policy before the 2011 annual meeting of shareholders.
>
> The shareholders recommend that the Committee not adopt a percentage lower than 75% of the net after-tax shares. The policy should also address the permissibility of transactions such as hedging transactions which are not sales but reduce the risk of loss to the executive."

Bases for Exclusion

The Proposal may be excluded pursuant to Rule 14a-8(i)(1) from the 2010 Proxy Materials because the Proposal would, if implemented, cause the Company to violate Delaware law and is therefore not a proper subject for stockholder action. The Proposal may also be excluded from the 2010 Proxy Materials pursuant to Rule 14a-8(i)(2) because it would, if implemented, cause the Company to violate Delaware law and Indiana law. Further, the Proposal may be excluded from the 2010 Proxy Materials pursuant to Rule 14a-8(i)(6) because the Company lacks the power to implement it.

Analysis

The Proposal is not a proper subject for action by stockholders under Delaware law.

The attached opinion of the Delaware law firm of Morris, Nichols, Arsht, & Tunnell LLP (the "Delaware Law Firm Opinion," attached hereto as Exhibit B) concludes, and the Company agrees, that, because the Proposal would, if implemented, cause the Company to violate Delaware law, as discussed below, it is not a proper subject for stockholder action and may be excluded pursuant to Rule 14a-8(i)(1). *See Citigroup Inc.* (avail. Feb. 18, 2009 re: AFL-CIO proposal) (concurring that a proposal which attempted to introduce similar transfer restrictions as the Proposal in violation of Delaware law could be properly excluded pursuant to Rule 14a-8(i)(1)).

The Proposal may be excluded because it would, if implemented, cause the Company to violate Delaware law.

The Proposal may be excluded from the 2010 Proxy Materials pursuant to Rule 14a-8(i)(2) because it would, if implemented, cause the Company to violate Delaware law.

The Proposal calls for the Committee to adopt a policy requiring senior executives to retain a significant percentage, and a recommended minimum 75%, of the shares acquired through compensation programs until three years after the termination of their employment. The Company currently does not impose such a restriction on shares held by senior executives.

As is more fully described in the Delaware Law Firm Opinion, the Proposal violates Delaware law for two independent reasons. *First*, the Proposal calls for the Committee to adopt a policy "requiring" senior executives to submit to a new transfer restriction on securities they hold. This is in derogation of Section 202(b) of the Delaware General Corporation Law (the "DGCL"), which provides that new transfer restrictions may only be validly imposed on previously issued securities with the *consent* of the holders of those securities, either in the form of an agreement with respect to the transfer restriction or a vote in favor of the transfer restriction.

As is described in the Delaware Law Firm Opinion, Section 202(b) provides, in pertinent part, that no "restriction on the transfer . . . of securities of a corporation . . . shall be binding with respect to securities issued prior to the adoption of the restriction unless the holders of the securities are parties to an agreement or voted in favor of the restriction." *See* 8 *Del. C.* §202(b). The restriction on senior executives' securities called for in the Proposal clearly comes within the purview of Section 202(b). The restriction constitutes a "restriction . . . on the transfer . . . of securities" under Delaware law because the Proposal calls for the adoption of a policy that would impose a new limitation on the alienability of shares held by the Company's senior executives. *See Moran v. Household Int'l, Inc.*, 490 A.2d 1059, 1079 (Del. Ch. 1985), *rev'd on other grounds, Tooley v. Donaldson, Lufkin & Jenrette, Inc.*, 845 A.2d 1031 (Del. 2004) (characterizing "transfer restrictions" under Section 202 as limitations on the trading, negotiability, and free transferability of securities); *see also Williams v. Geier*, 1987 WL 11285, at *4 (Del. Ch. May 20, 1987) (citing favorably the characterization of transfer restrictions in *Moran*). In addition, the Proposal, by its plain terms, applies to any shares held by senior executives, including shares that have already been issued to senior executives. Thus, the transfer restriction called for in the Proposal would apply to "securities issued prior to the adoption of the restriction" under Section 202(b). Furthermore, as is discussed in the Delaware Law Firm Opinion, shares are clearly "securities" under Section 202(b). *See Joseph E. Seagram & Sons, Inc. v. Conoco, Inc.*, 519 F. Supp. 506, 512 (D. Del. 1981) (indicating that the term "securities," as used in Section 202(b), includes "capital shares"); *RFE Capital Partners, L.P. v. Weskar, Inc.*, 652 A.2d 1093, 1095

(Del. Super. Ct. 1994) (same); Ernest L. Folk, III, *The Delaware General Corporation Law: A Commentary and Analysis*, at 197 (1972) (explaining, from the vantage point of a leading drafter of the DGCL, that the term "security" includes "stock").

As is more fully described in the Delaware Law Firm Opinion, the policy called for in the Proposal, although it is clearly governed by Section 202(b), violates Section 202(b). That is, the Proposal calls for the Committee to adopt a policy "requiring" senior executives to submit to a transfer restriction, irrespective of whether senior executives consent to the transfer restriction, either in the form of an agreement with respect to the transfer restriction or a vote in favor of the transfer restriction, as Section 202(b) requires. *See* 8 *Del. C.* § 202(h); *Williams v. Geier*, 1987 WL 11285, at *4 (stating that "§ 202(b) . . . prohibits restrictions on the transfer or registration of securities without the consent of the holders thereof"); 1 R. Franklin Balotti & Jesse A. Finkelstein, *Delaware Law of Corporations & Business Organizations*, § 6.6 (3d Ed. 2006) (stating that Section 202(b) "provides that the holders of securities outstanding at the time a restriction is imposed are not bound by the restriction unless they assent to it"). The Proposal, then, calls for a policy that the Committee could only adopt in violation of Delaware law, and the Proposal, if implemented, would therefore violate state law.

Second, as is more fully described in the Delaware Law Firm Opinion, the Proposal would, if implemented, also cause the Company to violate Delaware law because it would obligate the Committee to exercise powers not delegated to it by the board of directors of the Company (the "Board"). Section 141(c) of the DGCL plainly provides that the board of directors of a Delaware corporation can establish committees of the board of directors with limited powers and authority. *See Citigroup, Inc.* (avail. Feb. 18, 2009 re: Harrington proposal); *Bank of America Corp.* (avail. Feb. 11, 2009) (concurring that it would be a violation of Delaware law to designate a committee of the board of directors with particular powers in a manner that usurped the role of the whole board in designating committees thereof); *see also General Motors Corp.* (avail. April 19, 2007) (concurring in an analysis premised on the protection of the board's role in the designation of board committees). The Proposal instructs the Committee, rather than the Board, to take certain actions. But the resolutions of the Board that designated the Committee and established its power and authority (the "Committee Charter") do not authorize the Committee to take the actions contemplated by the Proposal. It would therefore be a usurpation of the authority of the Board under Section 141(a) of the DGCL for the Committee to attempt to carry out the Proposal. *Cf. The Boeing Co.* (avail. Feb. 13, 2001) (granting no-action request on other grounds and therefore not addressing the argument that "[a]lthough the present Proposal contains the words 'shareholders recommend' it still does not mention the requirement of board of director action, which action is specifically required under Section 141(c) of the DGCL for this type of action").

The Company respectfully submits that the Staff should not permit the Proponent to go down the path of revising the Proposal. At a minimum, in order to prevent the Proposal from violating Section 202(b) of the DGCL, the Proposal would have to be revised to apply only to future-issued awards, in which case award recipients could at least potentially *agree* to the transfer restrictions called for by the Proposal. *See, e.g., Citigroup, Inc.* (avail. Feb. 18, 2009, re: AFL-CIO proposal, permitting such revision).[1] But even if the Proposal were revised as the

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[1] The Company recognizes that, on another occasion, the Staff did not concur in the exclusion, under Rules

proposal was in *Citigroup*, such revision still would not spare the Proposal from its separate fatal flaw under Delaware law. Specifically, the Proposal, if it were implemented, would separately cause the Company to violate Delaware law because it calls for the Committee to take actions beyond the scope of its authority. The Proposal should not be permitted to be revised to address this fundamental flaw. The Staff has explained that it permits "revisions that are minor in nature and do not alter the substance of the proposal." *See* Staff Legal Bulletin No. 14, Section E-1 (July 13, 2001) ("Legal Bulletin No. 14"). A proponent's revisions are rightly limited in such a manner because, under Rule 14a-8(c), a stockholder may only submit one proposal to a company for a particular shareholders' meeting, and, under Rule 14a-8(e), shareholders must comply with specific deadlines in submitting proposals. *See* Legal Bulletin No. 14, Section E-3 ("[D]epending on the nature and timing of the changes, a revised proposal could be subject to exclusion under rule 14a-8(c), rule 14a-8(e), or both."). Here, any revisions that could possibly address the Proposal's unlawful request that the Committee act beyond its authority would not be minor in nature, but would instead result in a different proposal altogether. That is, should the Proposal be revised to ask the entire board of directors, rather than simply a committee, to adopt the policy and make the report called for in the Proposal? Should the Board go back to the drawing board and rewrite the Committee Charter to alter the powers of the Committee so that the Committee can take the actions called for in the Proposal? Should the Board establish another committee with different powers altogether? Not only would these revisions be substantively different, but the Staff, the Company, and the Board improperly would have to guess at which revision is best—even though the Staff has indicated that proposals should be drafted with precision. Legal Bulletin No. 14, Section B-6 ("We consider . . . *the way in which the proposal is drafted* and how the arguments and our prior no-action responses apply to the *specific proposal* and company at issue") (emphasis added).

The proposal may be excluded because it would, if implemented, cause the Company to violate

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14a-8(i)(2) or Rule 14a-8(i)(6), of a somewhat similar proposal that contemplated placing transfer restrictions on securities issued under equity incentive plans. *JPMorgan Chase & Co.* (avail. March 18, 2009). However, that no-action request is distinguishable from the Company's present request. In *JPMorgan*, the company did not provide the terms of its existing incentive plans and equity agreement contracts to the Staff and did not contend that the proposal it received would cause it to violate contracts and therefore state contract law. This difference is significant. First, the Proposal here would cause the Company to violate existing contracts and therefore state contract law, which is a separate basis for exclusion under Rules 14a-8(i)(2) and 14a-8(i)(6). Second, precisely because the company in *JPMorgan* did not discuss the terms of its existing contracts, it was unable to show that the transfer restrictions called for in the proposal had not been agreed to by subject employees. By contrast, the Company demonstrates here that, with respect to its own existing contracts, subject employees have not agreed to the transfer restriction called for in the Proposal, and that the Proposal would therefore cause the Company to violate Delaware corporate law. We also note that the proponent in *JP Morgan* subsequently clarified that its proposal was merely precatory and that the board of directors there could determine a way to implement the proposal in a manner that would not violate state law. Here, by contrast, the Company believes that the Committee cannot implement the Proposal mathematically (as a result of a three year vesting schedule, two thirds of outstanding grants under the Plan would not be subject to the transfer restriction described in the Proposal at implementation and would not be legally subject to amendment to add such restriction) or lawfully, without violating Delaware corporate law and Indiana contract law. Finally, the proposal in *JPMorgan* was, quite simply, substantively different, calling for different, less invasive transfer restrictions that would require senior executives to hold securities only for the duration of their employment.

Indiana law.

As discussed in greater detail in the opinion of Indiana law of Schiff Hardin LLP (the "Indiana Law Opinion" attached hereto as Exhibit C), the Proposal may be excluded from the 2009 Proxy Materials pursuant to Rule 14a-8(i)(2) because it would, if implemented, cause the Company to violate Indiana law.

Specifically, the Proposal, if implemented, would cause the Company to violate existing contracts between the Company and senior executives, including the NiSource Inc. 1994 Long-Term Incentive Plan, as amended and restated effective January 1, 2005 and as further amended (the "Plan"), which is the Company's plan for issuing stock options, stock appreciation rights, performance units, restricted stock awards, and contingent stock awards to its employees, including senior executives, and the NiSource Inc. Non-qualified Stock Option Agreement, Contingent Stock Agreement, and Restricted Stock Agreement (collectively the "Award Agreements"), which are the individual contracts to which the Company and employees become bound when the Company makes awards under the Plan. Copies of the Plan and Award Agreements, which are governed by Indiana law, are attached hereto as Exhibit D, Exhibit E, Exhibit F and Exhibit G, respectively. The staff of the Division of Corporation Finance of the Commission (the "Staff") has recognized that "[p]roposals that would result in the company breaching existing contractual obligations may be excludable under rule 14a-8(i)(2) ... because implementing the proposal would require the company to violate applicable law...." Staff Legal Bulletin No. 14B (CF), Section E (Sept. 15, 2004) ("Legal Bulletin 14B").

If an award under the Plan is subject to any restrictions on transferability, those restrictions are expressly set forth in the Plan or the applicable Award Agreement, which incorporates the terms of the Plan into the contract governing the award. To the extent that an Award Agreement sets forth restrictions, it provides that once those restrictions lapse, the shares will be owned free of any other limitations.[2] The terms of the Plan and the Award Agreements are extensive, and they do restrict the transfer of certain awards. For example, the Plan limits the transferability of unexercised stock options, and both the Plan and the applicable forms of Award Agreements provide that restricted common stock and contingent shares may not be sold prior to the lapse of their restrictions. However, neither the Plan nor any form of Award Agreement restricts the transfer of shares issued upon the exercise of a stock option, or requires a senior executive to hold shares of the Company's stock once the certificate for those shares has been issued to the executive. Under the Plan and the Award Agreements, an executive's shares frequently vest prior to retirement, at which time the shares are freely transferable.

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[2] Section 12(b) of the Plan provides that upon lapse of the restrictions on a contingent stock award, "Common Stock subject to such contingent stock award shall be issued to the participant or his legal representative. Such Common Stock, when issued to the participant or his legal representative, shall either be free of any restrictions, or shall be subject to such further restrictions, as the Committee shall determine." This reference to "further restrictions" means additional restrictions that the Committee shall have determined to impose at the time of grant. It does not give the Committee the right unilaterally to impose further conditions after the parties have executed the Award Agreement.

The Proposal, however, would impose a new and additional restriction, prohibiting transfer until three years after retirement. Such a requirement would directly violate the Company's existing Award Agreements, which provide that once an award becomes vested and/or is exercised, the employee receives freely transferable shares.

Under Indiana law, "[t]ransfer restrictions are treated as contracts either between shareholders or between shareholders and the corporation....Apart from any statutory requirements, restrictions on transfer are to be read, *like any other contract*, to further the manifest intention of the parties. Because they are restrictions on alienation and therefore disfavored, the terms in the restrictions are not to be expanded beyond their plain and ordinary meaning." *F.B.I. Farms, Inc. v. Moore*, 798 N.E.2d 440 (Ind. 203)(emphasis supplied).

A party to a contract may not make unilateral changes to a contract. *Stelko Electric, Inc. v. Taylor Cmty. Sch. Bldg. Corp.*, 826 N.E.2d 152, 158 (Ind. Ct. App. 2005). While parties to a contract are free to alter, amend or modify their agreement, a valid modification of a contract must satisfy all the criteria essential for a valid original contract, including offer, acceptance and consideration. 17A Am. Jur. 2d Contracts §507 (2004); *Pepsi-Cola Co. v. Steak 'N Shake, Inc.*, 981 F. Supp. 1149, 1154 (S.D. Ind. 1997). Implementation of the Proposal would result in the Company making unilateral changes to the Award Agreements governing current and past awards, and in modifications of those Award Agreements, without either acceptance or consideration. Attempting to enforce those invalid changes would violate Indiana contract law.

Confronted in the past with similar proposals that would cause a company to breach existing incentive plan contracts in violation of state law, the Staff has concurred that there was a basis for exclusion wider Rule 14a-8(i)(2). *See, e.g., Citigroup, Inc.* (avail. Feb. 18, 2009, re: AFL-CIO proposal). *See also Citigroup Inc.* (avail. Feb. 18, 2003) (proposal to abolish all stock option programs was excludable under Rule 14a-8(i)(2) because it may cause the company to breach existing contractual obligations); *Sensar Corp.* (avail. May 14, 2001) (proposal to rescind and reauthorize options granted by the company on new terms was excludable under Rule l4a-8(i)(2) because it may cause the company to breach existing compensation agreements).

The Company lacks the power to implement the Proposal.

The Proposal may be excluded from the 2010 Proxy Materials pursuant to Rule l4a-8(i)(6) because the Company lacks the power to implement it. The attached Delaware Law Firm Opinion explains that Section 202(b) of the DGCL requires the consent of a stockholder before imposing transfer restrictions such as the restrictions described in the Proposal on outstanding shares. The Company has no legal basis to require its senior executives who currently own shares to consent to such transfer restrictions. As a result, the Company lacks the power to impose such restrictions unilaterally. In addition, the Committee simply does not have the authority to take the actions contemplated in the Proposal. Moreover, because the Proposal calls for a policy that would cause the Company to breach existing contracts in violation of Indiana law, the Committee would lack the power to adopt the policy. *See* Legal

Bulletin 14B, Section E ("Proposals that would result in the company breaching existing contractual obligations may be excludable under . . . rule 14a-8(i)(6) . . . because implementing the proposal . . . would not be within the power or authority of the company to implement."); *see Citigroup Inc.* (avail. Feb. 18, 2009 re: AFL-CIO proposal) (concurring that a proposal which attempted to introduce similar transfer restrictions in violation of state corporate and contract law could be properly excluded pursuant to Rule 14a-8(i)(6)).

The Proposal may be excluded under Rules 14a-8(i)(1), 14a-8(i)(2) and 14a-8(i)(6) even though it is cast in precatory terms.

Even though the Proposal only "urges" the Committee to implement the policy the Proponent calls for, the Proposal must nevertheless be excluded because the underlying action urged by the Proponent is itself offensive to Delaware and Indiana law.

The Company recognizes that, in a note to Rule 14a-8(i)(1), the Commission has indicated that, in certain cases, a proposal that would be *binding* if approved by stockholders may not be a proper subject for stockholder action but would be proper if framed as a *recommendation or request* that the board of directors take a specified action. However, the Commission has stated that framing a proposal as precatory will not safeguard *all* proposals from exclusion on a Rule 14a-8(i)(l) basis: "In our experience, most proposals that are cast as recommendations or requests that the board of directors take action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper *unless the company demonstrates otherwise*." 17 C.F.R. § 240.14a-8(i)(1) Note (emphasis added). Using a precatory format will only save a proposal from exclusion if the action that the proposal recommends the directors take can be lawfully implemented by directors.

The Staff has indicated that it will not recommend enforcement action if a company excludes a precatory proposal because the recommended action would violate state law or would not be a proper subject for stockholder action under state law. *See AT&T Inc.* (avail. Feb. 7, 2006) (finding a basis for exclusion, under Rule 14a-8(i)(2), of a proposal recommending that a board of directors adopt cumulative voting as a by-law or a long-term policy, where the company contended that, under Delaware law, cumulative voting could only be adopted through an amendment to the certificate of incorporation, and that, even if such an amendment were requested, directors could not implement such an amendment unilaterally); *MeadWestvaco Corp.* (avail. Feb. 27, 2005) (finding a basis for exclusion, under Rule 14a-8(i)(2), of a proposal recommending that the company adopt a by-law containing a per capita voting standard where the company contended that, under Delaware law, per capita voting could only be adopted through an amendment to the certificate of incorporation, and that, even if such an amendment were requested, directors could not implement such an amendment unilaterally); *Pennzoil Corp.* (avail. Mar. 22, 1993) (stating that the Staff would not recommend enforcement action against Pennzoil for excluding a precatory proposal, under Rule 14a-8(i)(1), that asked directors to adopt a by-law that could be amended only by the stockholders because, under Delaware law, "there is a substantial question as to whether ... the directors may adopt a by-law provision that specifies that it may be amended only by shareholders").

Here, the Proposal, despite its precatory format, may be excluded under Rules 14a-8(i)(1), 14a-8(i)(2), and 14a-8(i)(6), because it would urge the Committee to implement a policy that would violate Delaware and Indiana law, because the Company would lack power to implement the Proposal, and because the Proposal is not a proper subject for stockholder action under Delaware law. The inclusion of the Proposal, which would otherwise be excludable under those rules, simply because it has been cast in a precatory style renders such rules meaningless and contributes to shareholder confusion. Shareholders may justifiably have an expectation that proposals that have been included in proxy materials for their consideration are at least capable of implementation by the Company under the law.

Conclusion

For the foregoing reasons, the Company believes the Proposal may be excluded pursuant to Rules 14a-8(i)(1), 14a-8(i)(2), and 14a-8(i)(6), and respectfully requests that the Staff confirm that it will not recommend any enforcement action to the Commission if the Company excludes the Proposal from its 2010 Proxy Materials.

Pursuant to Rule 14a-8(j), we are simultaneously providing a copy of this submission to the Proponent. If you have any questions concerning this request or would like any additional information, please do not hesitate to call me at (219) 647-6244.



Very truly yours,

Robert E. Smith

Enclosures
cc: UWUA
Carrie J. Hightman

UTILITY WORKERS UNION OF AMERICA

D. MICHAEL LANGFORD
PRESIDENT

GARY M. RUFFNER
SECRETARY-TREASURER

STEVEN VANSLOOTEN
EXECUTIVE VICE PRESIDENT

JOHN DUFFY
VICE PRESIDENT


Affiliated with A.F.L.-C.I.O.
UTILITY WORKERS UNION OF AMERICA
AFL-CIO

815 SIXTEENTH STREET, N.W.
WASHINGTON, D.C. 20006
(202) 974-8200
(202) 974-8201 FAX
www.uwua.net

December 4, 2009


Received
DEC 4 2009
NiSource
Corporate Secretary

Via Fax No. 219/647-6247 and Electronic Mail

Gary W. Pottorff
Vice President, Administration & Corporate Secretary
NiSource Inc.
801 E. 86th Avenue
Merrillville, IN 46410

Re: Shareholder Proposal

Dear Mr. Pottorff:

I am writing on behalf of Utility Workers Union of America (the "UWUA") to submit the enclosed shareholder proposal for inclusion in the NiSource proxy statement for the next annual meeting of shareholders. We submit this proposal pursuant to SEC Rule 14a-8.

The UWUA owns more than $2,000 in market value of the Company's securities entitled to vote at the annual meeting, and has held these shares continuously for more than one year prior to this date of submission. The Union intends to hold these shares at least through the date of the Company's next annual meeting. Either the undersigned or a designated representative will present the proposal for consideration at the annual meeting of shareholders.

Since the UWUA is a non-objecting beneficial owner ("NOBO") of these shares, the Company should be able to verify our ownership from the corporation's records. If you would like any additional proof of ownership, however, please advise me immediately and I will be happy to forward to you a written statement from the record owner.

We would be pleased to withdraw this proposal should the Board of Directors adopt our resolution as corporate policy. Thank you for your attention to this matter, and please let me know if you require additional information.

Sincerely,

Gary M Ruffner

Gary M. Ruffner
Secretary-Treasurer

EXHIBIT A

Shareholder Proposal

RESOLVED, that shareholders of NiSource, Inc. urge the Officer Nomination and Compensation Committee of the Board of Directors (the "Committee") to adopt a policy requiring that senior executives retain a significant percentage of shares acquired through equity compensation programs until three years following the termination of their employment (through retirement or otherwise), and to report to shareholders regarding the policy before the 2011 annual meeting of shareholders.

The shareholders recommend that the Committee not adopt a percentage lower than 75% of net after-tax shares. The policy should also address the permissibility of transactions such as hedging transactions which are not sales but reduce the risk of loss to the executive.

Supporting Statement

Equity-based compensation is an important component of senior executive compensation at NiSource. According to the Company's 2009 proxy statement, stock awards made up 36% percent of total compensation for six named executive officers during 2008. Although the Committee states that a fundamental purpose of the Company's incentive compensation plan is to align executives' interests with the long-term interests of shareholders, in our view the plan does not go far enough to accomplish this goal.

We believe there is a link between stockholder wealth and executive wealth that directly correlates to stock ownership by executives. According to an analysis conducted by Watson Wyatt Worldwide, companies whose CFOs held more shares generally showed higher stock returns and better operating performance. (Alix Stuart, "Skin in the Game," CFO Magazine, March 1, 2008)

Requiring senior executives to hold a significant portion of shares obtained through compensation plans after the termination of employment would focus them on NiSource's long-term success, and would better align their interests with those of NiSource shareholders. In the context of the current financial crisis, we believe it is imperative that companies reshape their compensation policies and practices to discourage excessive risk-taking and promote long-term, sustainable value creation. A 2002 report by a commission of The Conference Board endorsed the idea of a holding requirement, stating that the long-term focus promoted thereby "may help prevent companies from artificially propping up stock prices over the short-term to cash out options and making other potentially negative short-term decisions."

NiSource has a minimum stock ownership guideline requiring executives to own a number of shares of NiSource stock as a multiple of salary. The executives covered by the policy have an initial five years in which to comply. We believe this policy does not go far enough to ensure that equity compensation builds executive ownership, especially given the extended time period for compliance. We also view a retention requirement approach as superior to a stock ownership guideline, because a guideline loses effectiveness once it has been satisfied.

We therefore urge shareholders to vote FOR this proposal.

MORRIS, NICHOLS, ARSHT & TUNNELL LLP

1201 NORTH MARKET STREET
P.O. BOX 1347
WILMINGTON, DELAWARE 19899-1347

302 658 9200
302 658 3989 FAX

January 8, 2010

NiSource Inc.
801 East 86th Avenue
Merrillville, IN 46410

Re: Stockholder Proposal Submitted By Utility Workers Union of America

Ladies and Gentlemen:

This letter is in response to your request for our opinion with respect to certain matters involving a stockholder proposal (the "Proposal") submitted to NiSource Inc., a Delaware corporation (the "Company"), by the Utility Workers Union of America for inclusion in the Company's proxy statement and form of proxy for its 2010 Annual Meeting of Stockholders. Specifically, you have requested our opinion whether the Proposal would, if implemented, cause the Company to violate Delaware law, or if it is a proper subject for action by stockholders under Delaware law. You have further asked our opinion whether the Company would lack the power or authority to implement the Proposal.

I. The Proposal.

The Proposal, if implemented, would urge the Officer Nomination and Compensation Committee (the "Committee") of the board of directors (the "Board") of the Company to adopt a policy imposing a transfer restriction on certain securities held by senior executives of the Company, by requiring senior executives to retain a "significant percentage"—which the Proposal recommends be fixed at 75%—of shares acquired through "equity compensation programs" until three years following the termination of their employment. In its entirety, the Proposal reads as follows:

> RESOLVED, that shareholders of NiSource, Inc. urge the Officer Nomination and Compensation Committee of the Board of Directors (the "Committee") to adopt a policy requiring that senior executives retain a significant percentage of shares acquired through equity compensation programs until three years following the termination of their employment (through retirement or

EXHIBIT B

> otherwise), and to report to shareholders regarding the policy before the 2011 annual meeting of shareholders.
>
> The shareholders recommend that the Committee not adopt a percentage lower than 75% of net after-tax shares. The policy should also address the permissibility of transactions such as hedging transactions which are not sales but reduce the risk of loss to the executive.[1]

II. Summary.

The Proposal calls for the Committee to adopt a policy requiring senior executives to retain a "significant percentage," and a recommended 75%, of the shares acquired through compensation programs until three years following the termination of their employment. Because the Company currently does not impose such a restriction on shares acquired by senior executives through compensation programs, the requirement contained in the Proposal would represent a newly imposed transfer restriction on securities held by senior executives. Delaware law provides that a corporation may not validly impose a new transfer restriction on securities already issued to a holder, unless the holder agrees to the restriction or votes in favor of it. The Proposal, however, calls for the Committee to adopt a policy "requiring" senior executives not to transfer securities already issued to them, whether or not they agree to or vote for such a restriction. It is therefore our opinion that the Proposal would require the Committee to adopt a policy that violates Delaware law and that the Proposal therefore would, if implemented, cause the Company to violate Delaware law. Additionally, the Proposal calls for the Company to violate Delaware law by requesting that the Committee act outside of the scope of its authority, as established in the resolutions of the Board designating the Committee (the "Committee Charter"). The basis for this opinion is set forth in Section III of this letter. Moreover, as discussed in Section IV of this letter, because the Proposal would, if implemented, cause the Company to violate Delaware law, it is our opinion that the Proposal is not a proper subject for action by stockholders under Delaware law. Finally, as discussed in Section V of this letter, because the Proposal would, if implemented, cause the Company to violate Delaware law, the Company would lack the power or authority to implement the Proposal.

III. Analysis.

A. A Transfer Restriction On Outstanding Securities May Only Be Imposed If The Holders Of Those Securities Agree To It Or Vote In Favor Of It.

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[1] A longer supporting statement, not relevant to our opinion, accompanies the Proposal.

The Proposal calls for the Committee to adopt a policy requiring senior executives to retain—and therefore not transfer—a "significant percentage," and a recommended 75%, of the shares they have acquired through "compensation programs" until three years after they retire or otherwise terminate their employment. The Proposal, by its terms, would apply to all such shares currently held by senior executives. Because such shares have already been issued, and because they were issued without being subject to the restriction called for by the Proposal, that restriction cannot be imposed now. This result is dictated by Section 202(b) of the Delaware General Corporation Law (the "DGCL"), which provides that no such restriction is valid and binding without the consent of the holder to be bound (as evidenced by such holder's agreement to, or vote in favor of, the restriction).

Turning first to the "equity compensation programs" under which the shares were issued, that term presumably refers to plans such as the Company's current 1994 Long-Term Incentive Plan, As Amended and Restated Effective January 1, 2005 (the "Plan"), pursuant to which the Company has authority to issue stock options, stock appreciation rights, performance units, restricted common stock, contingent stock awards, or a combination thereof to officers and key executives, and other prior plans pursuant to which the Company formerly made such awards to employees, including senior executives. The Company uses three forms of agreements to make awards under the Plan: the NiSource Inc. 1994 Long-Term Incentive Plan Form of Restricted Stock Agreement (the "Restricted Stock Agreement"); the NiSource Inc. 1994 Long-Term Incentive Plan Contingent Stock Agreement (the "Contingent Stock Agreement"); and the NiSource Inc. 1994 Long-Term Incentive Plan, As Amended and Restated Effective January 1, 2004, Form of Nonqualified Stock Option Agreement (the "Nonqualified Stock Option Agreement," and together with the Restricted Stock Agreement and Contingent Stock Agreement, the "Award Agreements"). These Award Agreements are contracts to which the Company and individual employees receiving awards become bound when awards are made.

The terms of the Plan and the Award Agreements are extensive, but two things are clear: (1) once common stock of the Company (the "Common Stock") is issued to an employee as a result of the exercise of an award or the lapse of *contractually agreed upon* transfer restrictions pertaining to an award under the Plan and Award Agreements, those shares are freely transferable; and (2) the Plan and Award Agreements contemplate that, upon certain events triggering a termination of employment—generally speaking, death, disability, or retirement—award recipients are entitled to receive shares of Common Stock free from transfer restrictions. The Proposal, by contrast, would impose a newfound restriction on such shares by requiring senior executives to hold a "significant percentage" of their shares following termination, without regard to whether such shares are already freely transferable.[2]

---

[2] The Plan contemplates and permits only certain narrow transfer restrictions. With regard to stock options (specifically, Nonqualified Stock Options and Incentive Stock Options), the

Continued . . .

(Continued . . .)

Plan provides that an *option* is not transferable by the optionee other than by will or the laws of descent or distribution—but does not impose a similar restriction on *shares* resulting from the exercise of an option. *See* Plan, § 7(d) ("Each stock option agreement shall provide that the option subject thereto is not transferable by the optionee otherwise than by will or the laws of descent or distribution."); *id.* § 8(d) ("Each stock option agreement shall provide that it is not transferable by the optionee otherwise by will or the laws of descent or distribution."). With regard to Restricted Stock Awards, the Plan provides that Common Stock issued in connection therewith may not be transferred during a "restriction period," the terms of which are set forth, as discussed below, in the Restricted Stock Agreement. *See* Plan, § 11(b) ("Common Stock awarded . . . may not be sold, assigned, transferred, exchanged, pledged, hypothecated, or otherwise encumbered, except as herein provided, during the restriction period applicable to such Common Stock"). The Plan does not impose transfer restrictions *after* such "restriction period" has lapsed. Furthermore, the Plan provides that "Restricted Common Stock awarded pursuant to the Plan shall be subject to . . . prohibitions against transfer," but only "for such period or periods as shall be determined by the Committee *at the time of the grant.*" See *id.* § 11(a) (emphasis added). That is, under Section 11(a) of the Plan, transfer restrictions must be placed on Restricted Stock Awards at the time of the grant, not retroactively, as the Proposal would call for. The Plan does empower the Committee to authorize "the acceleration of the expiration of the applicable restricted period with respect to any part or all of the Common Stock awarded to a participant" (*see id.* §11(a)), but does not empower the committee to *extend* transfer restrictions. With regard to Contingent Stock Awards, the Plan permits "prohibitions against transfer" of such awards, but also only as "shall be determined by the Committee *at the time of grant*" (*see id.* § 12(a) (emphasis added)). Similarly to the Restricted Stock Award provisions, the Plan contemplates a certain "restriction period" that must lapse before the Company can issue Common Stock in connection with a Contingent Stock Award (*see id.* §12(b)), and the Plan empowers the Committee to authorize the "acceleration of the expiration of the applicable restriction period," but does *not* empower the Committee to extend such period (*see id.* § 12(a)).

The Award Agreements implement the above, general terms of the Plan in the following narrow ways. The Restricted Stock Agreement provides that restricted stock awards may not be "sold, assigned, pledged or otherwise transferred . . . by the [recipient] prior to the lapse of restrictions . . . pursuant to Sections 3, 4, or 5 below, and until permitted pursuant to the terms of the Plan." *See id.* § 2. Section 3 provides, generally, that the restriction contemplated by Section 2 is that the Common Stock issued in connection with a Restricted Stock Award may not be sold, assigned, pledged, or otherwise transferred by a recipient until a specified date. Section 4 provides an exception to the requirement that a Restricted Stock Award cannot be transferred until such specified date, however, by stating that upon a

Continued . . .

Such a newly imposed restriction on already issued shares is not permitted by the DGCL. Specifically, Section 202(b) of the DGCL regulates the manner in which "a restriction

---

(Continued . . .)

recipient's retirement, death, or disability (so long as the events satisfy certain conditions), the restrictions set forth in Sections 2 (and 3) lapse with respect to a "*pro rata* portion" of the award. *See id.* § 4. The size of this pro rata portion is essentially linked to the amount of time in which the recipient in question has already held the Restricted Stock Award. *Id.* ("Such *pro rata* lapse of the restrictions shall be determined using a fraction, where the numerator shall be the number of full or partial calendar months elapsed between the [d]ate of [a]ward and the date the [recipient] terminates employment, and the denominator shall be the number of full or partial calendar months elapsed between the [d]ate of [a]ward and the date the [recipient] terminates employment."). In other words, upon certain key termination events—retirement, death, or disability—the recipient receives freely transferable shares. Section 5—the only other provision relevant to transfer restrictions—pertains to the treatment of subject awards upon a change in control at the Company, an issue not relevant to this opinion.

The Contingent Stock Agreement operates in substantially the same manner as the Restricted Stock Agreement. The Contingent Stock Agreement provides that contingent stock awards may not be "sold, assigned, pledged or otherwise transferred . . . by the [recipient] prior to the lapse of the 'Performance Restrictions' and 'Employment Restriction' (as set forth in Section 3 of this Agreement), and until permitted pursuant to the terms of the Plan." *See id.* § 2. Section 3 provides that the "Employment Restriction" does not lapse until a specified date and also provides a number of business performance measures that must be satisfied within the Company in order for the "Performance Restrictions" to lapse. *See id.* § 3. Section 3(c) of the Contingent Stock Agreement, however, provides that in the event that a recipient's employment terminates due to death, retirement, or disability (again, if such events satisfy certain conditions), and such termination occurs *before* the lapse of the Performance Restrictions, the recipient may, similarly to recipients in the Restricted Stock Agreement context, receive a pro rata portion of a Contingent Stock Award, which portion would be freely transferable. *See id.* § 3(c).

The Nonqualified Stock Option Agreement provides that *options* "may not be transferred other than by will or the applicable laws of descent or distribution" and "shall not otherwise be transferred, assigned, pledged or hypothecated for any purpose whatsoever . . ." (except for some limited circumstances in which assignment is permitted). *See id.* § 5. The Nonqualified Stock Option Agreement, however, places no such transfer restrictions on *shares* received upon the exercise of an option. Thus, any such shares held by an employee of the Company upon termination of his or her employment would be freely transferable under the Nonqualified Stock Option Agreement.

on the transfer" of "securities"—i.e., transfer restrictions—may be imposed. Section 202(b) expressly prohibits transfer restrictions that bind already issued securities without the consent of the security holder, stating in pertinent part:

> A restriction on the transfer . . . of securities of a corporation . . . may be imposed by the certificate of incorporation or by the bylaws or by an agreement among any number of security holders or among such holders and the corporation. *No restrictions so imposed shall be binding with respect to securities issued prior to the adoption of the restriction unless the holders of the securities are parties to an agreement or voted in favor of the restriction.*

8 *Del. C.* § 202(b) (emphasis added). Thus, Section 202(b) provides that a board of directors may not impose transfer restrictions on securities issued prior to the adoption of the transfer restriction without the consent of the holders of the securities, either in the form of an agreement or a vote in favor of the restriction. *See Joseph E. Seagram & Sons, Inc. v. Conoco, Inc.*, 519 F. Supp. 506, 513 (D. Del. 1981) (stating that a board of directors cannot "unilaterally . . . impose stock transfer restrictions, which might be of significant economic consequence, on existing shares without the consent of the corporation's shareholders"); *Williams v. Geier*, 1987 WL 11285, at *4 (Del. Ch. May 20, 1987) (stating that "§ 202(b) . . . prohibits restrictions on the transfer or registration of securities without the consent of the holders thereof"); 1 R. Franklin Balotti & Jesse A. Finkelstein, *Delaware Law of Corporations & Business Organizations*, § 6.6 (3d Ed. 2006, supplemented 12/08) (stating that Section 202(b) "provides that the holders of securities outstanding at the time a restriction is imposed are not bound by the restriction unless they assent to it"); 1 Edward P. Welch, Andrew J. Turezyn & Robert S. Saunders, *Folk on the Delaware General Corporation Law*, § 202.6 (5th Ed. 2007, 2010-1 supplement) ("A restriction, however imposed, is not retroactive in effect except as to consenting security holders, that is, those who are parties to an agreement or who voted in favor of a restriction . . ."); *see also DiLoreto v. Tiber Holding Corp.*, 1999 WL 1261450, at *6 (Del. Ch. June 29, 1999) ("The purpose of § 202 is to protect a shareholder's investment from diminishment through post-purchase restrictions placed on the shareholder's shares by the corporation or its other shareholders. (Otherwise, others might circumscribe the shareholder's ability to transfer his or her shares, reducing the investment's liquidity and value).") (parentheses in original); *cf. Harlamert v. World Finer Foods, Inc.*, 494 F. Supp. 2d 681 (S.D. Ohio 2006) (applying Delaware law and refusing to enforce retroactively a transfer restriction without evidence that the stockholder consented thereto).

The restriction on senior executives' shares that have already been issued to senior executives pursuant to the Plan and the Award Agreements as called for in the Proposal clearly comes within the purview of Section 202(b). The restriction is a transfer restriction under Section 202(b) because it would impose a new limitation on the alienability of shares held by the Company's senior executives. *See Moran v. Household Int'l, Inc.*, 490 A.2d 1059, 1079 (Del. Ch. 1985), *rev'd on other grounds*, *Tooley v. Donaldson, Lufkin & Jenrette, Inc.*, 845 A.2d 1031

(Del. 2004) (characterizing "transfer restrictions" under Section 202 as limitations on the trading, negotiability, and free transferability of securities); *see also Williams v. Geier*, 1987 WL 11285, at *4 (citing favorably the characterization of transfer restrictions in *Moran*). In addition, because the Proposal applies to *any* shares held by a senior executive, including those awarded to a senior executive prior to the adoption of the transfer restriction it calls for, the Proposal applies to "securities issued prior to the adoption of the restriction" under Section 202(b).[3]

It is our opinion that, for the foregoing reasons, the Proposal calls for the Committee to adopt a policy that would violate Section 202(b) and that the Proposal therefore would, if implemented, cause the Company to violate Delaware law. That is, the Proposal calls for the Committee to adopt a policy "*requiring* that senior executives retain a significant percentage of shares acquired through equity compensation programs until three years following the termination of their employment" (emphasis added). Section 202(b) provides that directors may not validly impose such a transfer restriction on securities already issued to a holder, without obtaining either an agreement from the holder with respect to the transfer restriction or a vote in favor of the transfer restriction. The Proposal, however, calls for the Committee to adopt a policy "requiring" senior executives to submit to a transfer restriction on securities already issued to them, irrespective of whether the senior executives enter into an agreement with respect to the transfer restriction or vote in favor of the transfer restriction. Because the Proposal calls for the Committee to adopt a policy that would violate Section 202(b), the Proposal would, if implemented, cause the Company to violate Delaware law.[4]

---

3 The shares are clearly "securities" under Section 202(b). *See Joseph E. Seagram & Sons, Inc.*, 519 F. Supp. at 512 (indicating that the term "securities" as used in Section 202(b) includes "capital shares"); *RFE Capital Partners, L.P. v. Weskar, Inc.*, 652 A.2d 1093, 1095 (Del. Super. Ct. 1994) (same); Ernest L. Folk, III, *The Delaware General Corporation Law: A Commentary and Analysis*, at 197 (1972) (explaining, from the vantage point of a leading drafter of the DGCL, that the term "security" includes "stock").

4 There are two provisions in the Plan with respect to which an argument could be made that the Plan gives the Committee sufficient latitude to implement the transfer restriction called for in the Proposal. First, the Plan provides that: "Subject to the express provisions of the Plan, the Committee may interpret the Plan, prescribe, amend and rescind rules and regulations relating to it, determine the terms and provisions of awards to officers and other key executive employees under the Plan (which need not be identical), and make such other determinations as it deems necessary or advisable for the administration of the Plan." Plan, § 2. Second, insofar as the Proposal would apply to Contingent Stock Awards, the Plan provides with respect to such awards that: "Such Common Stock [issued following the lapse of restrictions on a Contingent Stock Award], when issued to the participant or his legal

Continued . . .

B. The Committee Lacks The Power To Take The Actions Urged By The Proposal.

The Proposal calls for the *Committee* (1) "to adopt a policy requiring that senior executives" adhere to certain transfer restrictions and (2) "to report to shareholders regarding the policy before the 2011 annual meeting of shareholders," but the Board has not delegated either of these powers to the Committee. *See* 8 *Del. C.* §§ 141(c)(1), 141(c)(2) (limiting a committee's authority "to the extent provided in the resolution of the board of directors, or in the bylaws of the corporation").

(Continued . . .)

representative, shall either be free of any restrictions, or shall be subject to such further restrictions, as the Committee shall determine." *Id.* § 12(b).

Section 2 of the Plan, which is entitled "Administration," simply gives the Committee the authority, in the course of administering the plan, to amend and rescind rules relating to the Plan and generally to determine the terms and provisions of awards made under the Plan. A more specific provision of the Plan, Section 21, which is entitled "Amendment or Termination," makes clear that the Committee may not use this general grant of authority to unilaterally and retroactively amend the terms of the Plan once the Company has entered into an Award Agreement with an employee. Section 21 provides that the "Board or the Committee may at any time terminate, suspend or amend the Plan without the authorization of shareholders to the *extent allowed by law*." The emphasized limitation is critical, because Delaware law—specifically, Section 202(b) of the DGCL—does not permit the amendment called for by the Proposal. Section 21 goes on to provide that "[n]o termination, suspension or amendment of the Plan shall adversely affect any right acquired by any participant under an award granted before the date of such termination, suspension or amendment, unless such participant shall consent . . .," thus barring the unilateral type of amendment called for by the Proposal.

Although Section 12(b) of the Plan, quoted above, generally provides that Common Stock awarded in connection with a Contingent Stock Award "shall be subject to such further restrictions . . . as the Committee shall determine"—which, it could be argued, gives the Committee the discretion to implement the transfer restriction called for by the Proposal—Section 12(a) of the Plan more specifically provides, as discussed above, that "prohibitions against transfer . . . shall be determined by the Committee *at the time of the grant*," i.e., not *after* a grant in response to a stockholder proposal. Indeed, the "prohibitions against transfer" relating to Contingent Stock Awards were already determined by the Committee at the time of the grant of such awards, in the form of the Contingent Stock Award Agreement that the Committee uses.

The Committee Charter only authorizes the Committee to "make recommendations to the Board" regarding the "compensation of executive officers of the company" and "equity-based plans." The power to *adopt* such policies has been retained by the Board. Similarly, the Committee has not been granted the authority to prepare its own discrete reports for the Company's stockholders upon their request.

Because the Board retained the authority to adopt policies related to the "equity-based plans" and the compensation of "executive officers" and because the Board never authorized the committee to make the sort of report anticipated by the Proposal, the Proponent is asking the Committee to violate Delaware law by urging it to take action that is outside of its authority. *Cf. Grimes v. Alteon Inc.*, 804 A.2d 256 (Del. 2002) (determining that an arrangement related to the issuance of stock entered into by one who was not properly delegated the authority to enter into such arrangement was "unenforceable for lack of . . . board approval").

IV. The Proposal Is Not A Proper Subject For Stockholder Action Under Delaware Law.

Because the Proposal, if implemented, would cause the Company to violate Delaware law, as explained in Section III of this letter, we believe that it is not a proper subject for stockholder action under Delaware law.

V. The Company Would Lack The Power To Implement The Proposal.

Because the Proposal, if implemented, would cause the Company to violate Delaware law, as explained in Section III of this letter, we believe that the Company would lack the power or authority to implement the Proposal.

VI. Conclusion.

For the reasons discussed in Sections III, IV, and V above, it is our opinion that (1) the Proposal would, if implemented, cause the Company to violate Delaware law; (2) the Proposal is not a proper subject for action by stockholders under Delaware law; and (3) the Company would lack the power or authority to implement the Proposal.

Very truly yours,

Morris, Nichols, Arsht + Tunnell LLP

3326847



6600 Sears Tower
Chicago, Illinois 60606
t 312.258.5500
f 312.258.5600
www.schiffhardin.com

Robert J. Minkus
312-258-5584
rminkus@schiffhardin.com

January 11, 2010

NiSource Inc.
801 East 86th Avenue
Merrillville, Indiana 46410

Re: Stockholder Proposal Submitted by Utility Workers Union of America

Ladies and Gentlemen:

This letter is in response to your request for our opinion with respect to certain matters involving a shareholder proposal (the "Proposal") submitted to NiSource Inc., a Delaware corporation (the "Company"), by Utility Workers Union of America for inclusion in the Company's proxy statement and form of proxy for its 2010 Annual Meeting of Shareholders. Specifically, you have requested our opinion whether the Proposal would, if implemented, cause the Company to violate Indiana law, or if the Company would lack the power or authority to implement the Proposal.

The Proposal

The Proposal urges the Officer Nomination and Compensation Committee (the "Committee") of the board of directors of the Company to adopt a policy imposing a restriction on the transfer of certain securities held by senior executives of the Company, by requiring senior executives to retain a significant percentage of the shares acquired through equity compensation programs until three years following the termination of their employment. In its entirety, the Proposal reads as follows:

> RESOLVED, that shareholders of NiSource, Inc. urge the Officer Nomination and Compensation Committee of the Board of Directors (the "Committee") to adopt a policy requiring that senior executives retain a significant percentage of shares acquired through equity compensation programs until three years following the termination of their employment (through retirement or otherwise), and to report to shareholders regarding the policy before the 2011 annual meeting of shareholders.



> The shareholders recommend that the Committee not adopt a percentage lower than 75% of net after-tax shares. The policy should also address the permissibility of transactions such as hedging transactions which are not sales but reduce the risk of loss to the executive.

Opinion

The Proposal calls for the Committee to adopt a policy requiring senior executives to retain a substantial percentage of the shares acquired through equity compensation programs for three years following the termination of their employment. The policy would apply to all shares acquired under those programs, including shares issued and issuable pursuant to awards granted under equity compensation programs in the past. Those shares were issued, or are issuable upon exercise or vesting of awards that were issued, pursuant to plans and award agreements that do not contain such a requirement to retain ownership, and under the terms of those plans and award agreements, the Company's senior executives currently have, or upon lapse of the restrictions set forth in the award agreements will have, the right to freely transfer their shares. Making those shares subject to the proposed policy would unilaterally restrict the executives' rights in violation of the basic terms of the plans and award agreements. It is therefore our opinion that the policy called for in the Proposal would, if adopted, cause the Company to breach existing agreements in violation of Indiana contract law. Moreover, because the Proposal would, if implemented, cause the Company to violate Indiana law, it is our opinion that the Company would lack the power or authority to implement the Proposal.

Analysis

Shares acquired by senior executives under the Company's equity compensation programs are issued pursuant to plans such as the Company's 1994 Long-Term Incentive Plan (as amended and restated effective January 1, 2005 and further amended effective January 22, 2009, the "Plan"), under which the Company is authorized to issue stock options, stock appreciation rights, performance units, restricted common stock and contingent stock awards to its employees, including senior executives, and other prior plans under which the Company or its predecessors made similar awards to employees, including senior executives. When the Company grants an award under the Plan, the Company and the employee enter into a form of award agreement (the "Award Agreement"), which is a contract between them that sets forth the terms of the award. The Company's Award Agreements provide that they are to be construed under Indiana law.

If an award under the Plan is subject to any restrictions on transferability, those restrictions are expressly set forth in the Plan or the applicable Award Agreement, which incorporates the terms of the Plan into the contract governing the award. To the extent that an

Award Agreement sets forth restrictions, it provides that once those restrictions lapse, the shares will be owned free of any other limitations.[1] The terms of the Plan and the Award Agreements are extensive, and they do restrict the transfer of certain awards. For example, the Plan limits the transferability of unexercised stock options, and both the Plan and the applicable forms of Award Agreements provide that restricted common stock and contingent shares may not be sold prior to the lapse of their restrictions. However, neither the Plan nor any form of Award Agreement restricts the transfer of shares issued upon the exercise of a stock option, or requires a senior executive to hold shares of the Company's stock once the certificate for those shares has been issued to the executive. Under the Plan and the Award Agreements, an executive's shares frequently vest prior to retirement, at which time the shares are freely transferable.

The Proposal, however, would impose a new and additional restriction, prohibiting transfer until three years after retirement. Such a requirement would directly violate the Company's existing Award Agreements, which provide that once an award becomes vested and/or is exercised, the employee receives freely transferable shares.

Under Indiana law, "[t]ransfer restrictions are treated as contracts either between shareholders or between shareholders and the corporation....Apart from any statutory requirements, restrictions on transfer are to be read, *like any other contract*, to further the manifest intention of the parties. Because they are restrictions on alienation and therefore disfavored, the terms in the restrictions are not to be expanded beyond their plain and ordinary meaning." *F.B.I. Farms, Inc. v. Moore*, 798 N.E.2d 440 (Ind. 203)(emphasis supplied).

A party to a contract may not make unilateral changes to a contract. *Stelko Electric, Inc. v. Taylor Cmty. Sch. Bldg. Corp.*, 826 N.E.2d 152, 158 (Ind. Ct. App. 2005). While parties to a contract are free to alter, amend or modify their agreement, a valid modification of a contract must satisfy all the criteria essential for a valid original contract, including offer, acceptance and consideration. 17A Am. Jur. 2d Contracts §507 (2004); *Pepsi-Cola Co. v. Steak 'N Shake, Inc.*, 981 F. Supp. 1149, 1154 (S.D. Ind. 1997). Implementation of the Proposal would result in the Company making unilateral changes to the Award Agreements governing current and past

---

[1] Section 12(b) of the Plan provides that upon lapse of the restrictions on a contingent stock award, "Common Stock subject to such contingent stock award shall be issued to the participant or his legal representative. Such Common Stock, when issued to the participant or his legal representative, shall either be free of any restrictions, or shall be subject to such further restrictions, as the Committee shall determine." This reference to "further restrictions" means additional restrictions that the Committee shall have determined to impose at the time of grant. It does not give the Committee the right unilaterally to impose further conditions after the parties have executed the Award Agreement.



awards, and in modifications of those Award Agreements without either acceptance or consideration. Attempting to enforce those invalid changes would violate Indiana contract law.

It is our opinion that the Proposal calls for the Committee to adopt a policy that would cause the Company to breach the terms of prior Award Agreements and therefore, if implemented, to violate Indiana law. It is our further opinion that, because implementation of the Proposal would cause the Company to violate Indiana law, the Company would lack the power or authority to implement the Proposal.

Sincerely,

Robert J. Minkus

CHZ\8242053.1

NISOURCE INC.

1994 LONG-TERM INCENTIVE PLAN

As Amended and Restated Effective January 1, 2005

CH2: 211867.9

EXHIBIT D

NISOURCE INC.
1994 LONG-TERM INCENTIVE PLAN

As Amended and Restated Effective January 1, 2005

TABLE OF CONTENTS

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TABLE OF CONTENTS
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NISOURCE INC.
1994 Long-Term Incentive Plan

(As Amended and Restated Effective January 1, 2004)

WHEREAS, NiSource Inc. (formerly NIPSCO Industries, Inc.) (the "Company") adopted the NIPSCO Industries, Inc. 1994 Long-Term Incentive Plan effective April 13, 1994, as amended and restated effective April 14, 1999, and now known as the NiSource Inc. 1994 Long-Term Incentive Plan (the "Plan");

WHEREAS, the Company further amended and restated the Plan effective January 1, 2000, and again amended and restated the Plan effective January 1, 2004; and

WHEREAS, pursuant to Section 21 of the Plan, the Company wishes to further amend and restate the Plan, effective January 1, 2005, as set forth below, to comply with Section 409A of the Internal Revenue Code of 1986, as amended ("Code") with respect to benefits earned under the Plan from and after January 1, 2005. Benefits under the Plan earned and vested prior to January 1, 2005 shall be administered without giving effect to Code Section 409A, and guidance and regulations thereunder.

NOW THEREFORE, the Plan is hereby amended and restated, effective January 1, 2005, as follows:

1. **Purpose**. The purpose of the NiSource Inc. 1994 Long-Term Incentive Plan (the "Plan") is to further the earnings of NiSource Inc. (the "Company") and its subsidiaries. The Plan provides long-term incentives to those officers and key executives who make substantial contributions by their ability, loyalty, industry and invention. The Company intends that the Plan will thereby facilitate securing, retaining, and motivating management employees of high caliber and potential.

2. **Administration**. The Plan shall be administered by the Officer Nomination and Compensation Committee (the "Committee") of the Board of Directors of the Company (the "Board"). The Committee shall be composed of not fewer than two members of the Board who are "nonemployee directors" of the Company within the meaning of Rule 16b-3 under the Securities Exchange Act of 1934, as amended (the "1934 Act"), and "outside directors" of the Company within the meaning of Code Section 162(m), and the regulations thereunder. Subject to the express provisions of the Plan, the Committee may interpret the Plan, prescribe, amend and rescind rules and regulations relating to it, determine the terms and provisions of awards to officers and other key executive employees under the Plan (which need not be identical), and make such other determinations as it deems necessary or advisable for the administration of the Plan. The decisions of the Committee under the Plan shall be conclusive and binding. No member of the Board or of the Committee shall be liable for any action taken, or determination made, hereunder in good faith. Service on the Committee shall constitute service as a

director of the Company so that members of the Committee shall be entitled to indemnification and reimbursement as directors of the Company, pursuant to its by-laws.

3. **Common Stock Subject to the Plan.**

(a) **Aggregate Shares.** Subject to the provisions of subsection 3(b), the shares that may be issued, or may be the measure of stock appreciation rights granted, under the Plan shall not exceed in the aggregate 43,000,000 shares of common stock, $0.01 par value per share, of the Company (the "Common Stock"), any or all of which may be allocated to incentive stock options. Such shares may be authorized and unissued shares or treasury shares. Except as otherwise provided herein, any shares subject to an option or right which for any reason expires or is terminated, unexercised as to such shares, shall again be available under the Plan.

(b) **Adjustment to Number of Shares.**

(i) Appropriate adjustments in the aggregate number of shares of Common Stock issuable pursuant to the Plan, the number of shares of Common Stock subject to each outstanding award granted under the Plan, the option price with respect to options and connected stock appreciation rights, the specified price of stock appreciation rights not connected to options, and the value for performance units, shall be made to give effect to any increase or decrease in the number of issued shares of Common Stock resulting from a subdivision or consolidation of shares, whether through recapitalization, stock split, reverse stock split, spin-off, spin-out or other distribution of assets to stockholders, stock distributions or combinations of shares, payment of stock dividends, other increase or decrease in the number of such shares of Common Stock outstanding effected without receipt of consideration by the Company, or any other occurrence for which the Committee determines an adjustment is appropriate.

(ii) In the event of any merger, consolidation or reorganization of the Company with any other corporation or corporations, or an acquisition by the Company of the stock or assets of any other corporation or corporations, there shall be substituted on an equitable basis, as determined by the Committee in its sole discretion, for each share of Common Stock then subject to the Plan, and for each share of Common Stock then subject to an award granted under the Plan, the number and kind of shares of stock, other securities, cash or other property to which the holders of Common Stock of the Company are entitled pursuant to such transaction.

(iii) Without limiting the generality of the foregoing provisions of this paragraph, any such adjustment shall be deemed to have prevented any dilution or enlargement of a participant's rights, if such participant receives in any such adjustment, rights that are substantially similar (after taking into account the fact that the participant has not paid the applicable option price) to the rights the participant would have received had he exercised his outstanding award and become a shareholder of the Company immediately prior to the event giving rise to such adjustment. Adjustments under this paragraph shall be made by the Committee, whose decision as to the amount and timing of any such adjustment shall be conclusive and binding on all persons.

4. **Participants.** Persons eligible to participate shall be limited to those officers and other key executive employees of the Company and its subsidiaries who are in positions in which their decisions, actions and counsel significantly impact upon profitability. Directors who are not otherwise officers or employees shall not be eligible to participate in the Plan.

5. **Awards Under the Plan.** Awards under the Plan may be in the form of stock options (both options designed to satisfy statutory requirements necessary to receive favorable tax treatment pursuant to any present or future legislation and options not designed to so qualify), incentive stock options, stock appreciation rights, performance units, restricted Common Stock, contingent stock awards, or such combinations of the above as the Committee may in its discretion deem appropriate. Except in accordance with equitable adjustments as provided in subsection 3(b), no stock option granted under the Plan shall at any time be repriced or subject to cancellation and replacement.

6. **Section 162(m) Limitations.** Subject to subsection 3(b) of the Plan, the maximum number of stock options and stock appreciation rights that may be granted to any person who qualifies as an executive officer named from time to time in the summary compensation table in the Company's annual meeting proxy statement and who is employed by the Company on the last day of the taxable year (the "SCT Executives") shall be 600,000 options and stock appreciation rights with respect to shares of Common Stock per year and 3,000,000 options and stock appreciation rights with respect to shares of Common Stock during the term of the Plan. The maximum number of performance units that may be granted to any SCT Executive shall be 400,000 units per year, provided that no more than 800,000 units may be granted in any three year period and the maximum number of units that may be granted to any SCT Executive during the term of the Plan shall be 1,500,000. The maximum number of restricted stock awards that may be granted to any SCT Executive shall be 400,000 shares of Common Stock per year, provided that no more than 800,000 shares of restricted Common Stock may be granted in any three year period, and that the maximum number of shares of restricted Common Stock that may be granted to any SCT Executive during the term of the Plan shall be 1,500,000. The maximum number of contingent stock awards that may be granted to any SCT Executive shall be 400,000 shares of Common Stock per year, provided that no more than 800,000 shares of Common Stock may be subject to contingent stock awards granted in any three year period and the maximum number of shares of Common Stock subject to contingent stock awards that may be granted to any SCT Executive during the term of the Plan shall be 1,500,000. The limitations set forth in this Section 6 shall relate

only to years or other periods of time in which such awards constitute "applicable employee remuneration" under Code Section 162(m).

7. **NonQualified Stock Options.** Options shall be evidenced by stock option agreements in such form and not inconsistent with the Plan as the Committee shall approve from time to time, which agreements shall contain in substance the following terms and conditions:

(a) **Option Price.** The purchase price per each share of Common Stock deliverable upon the exercise of an option shall not be less than 100% of the Fair Market Value of a share of Common Stock on the day the option is granted, as determined by the Committee.

(b) **Exercise of Option.** Each stock option agreement shall state the period or periods of time within which the option may be exercised by the optionee, in whole or in part, which shall be such period or periods of time as may be determined by the Committee, provided that the option exercise period shall not end later than ten years after the date of the grant of the option. The Committee shall have the power to permit in its discretion an acceleration of the previously determined exercise terms, within the terms of the Plan, under such circumstances and upon such terms and conditions as it deems appropriate.

(c) **Payment for Common Stock.** Except as otherwise provided in the Plan, or in any stock option agreement, the optionee shall pay the purchase price of the Common Stock upon the exercise of any option (i) in cash, (ii) in cash received from a broker-dealer to whom the optionee has submitted an exercise notice consisting of a fully endorsed option (however in the case of an optionee subject to Section 16 of the 1934 Act, this payment option shall only be available to the extent such payment procedures comply with Regulation T issued by the Federal Reserve Board), (iii) by delivering Common Stock owned by the optionee for at least six months prior to the date of exercise having an aggregate Fair Market Value on the date of exercise equal to the option exercise price, (iv) by such other medium of payment as the Committee in its discretion shall authorize at the time of grant, or (v) by any combination of (i), (ii), (iii) and (iv). In the case of an election pursuant to (i) or (ii) above, cash shall mean cash or check issued by a federally insured bank or savings and loan association and made payable to NiSource Inc. In the case of payment pursuant to (ii) or (iii) above, the optionee's election must be made on or prior to the date of exercise and shall be irrevocable. In lieu of a separate election governing each exercise of an option, an optionee may file a blanket election with the Committee, which shall govern all future exercises of options until revoked by the optionee. The Company shall issue, in the name of the optionee, stock certificates representing the total number of shares of Common Stock issuable pursuant to the exercise of any option as soon as reasonably practicable after such exercise, provided that any Common Stock purchased by an optionee through a broker-dealer pursuant to clause (ii) above, shall be delivered to such broker-dealer in accordance with 12 C.F.R. § 220.3(e)(4), or other applicable provision of law.

(d) **Transferability.** Each stock option agreement shall provide that the option subject thereto is not transferable by the optionee otherwise than by will or the laws of descent or distribution. Notwithstanding the preceding sentence, an optionee, at any time prior to his death, may assign all or any portion of the option to (i) his spouse or lineal descendant, (ii) the trustee of a trust for the primary benefit of his spouse or lineal descendant, or (iii) a tax-exempt organization as described in Code Section 501(c)(3). In such event the spouse, lineal descendant, trustee or tax-exempt organization shall be entitled to all of the rights of the optionee with respect to the assigned portion of such option, and such portion of the option shall continue to be subject to all of the terms, conditions and restrictions applicable to the option as set forth herein, and in the related stock option agreement, immediately prior to the effective date of the assignment. Any such assignment shall be permitted only if (i) the optionee does not receive any consideration therefore, and (ii) the assignment is expressly approved by the Committee or its delegate. Any such assignment shall be evidenced by an appropriate written document executed by the optionee, and a copy thereof shall be delivered to the Committee or its delegate on or prior to the effective date of the assignment. This paragraph shall apply to all nonqualified stock options granted under the Plan at any time.

(e) **Rights Upon Termination of Employment.** In the event that an optionee ceases to be an employee for any reason other than death, Disability or retirement, the optionee shall have the right to exercise the option during its term within a period of thirty days after such termination to the extent that the option was exercisable at the date of such termination of employment, or during such other period and subject to such terms as may be determined by the Committee. In the event that an optionee dies, retires, or becomes Disabled prior to termination of his option without having fully exercised his option, the optionee or his successor shall have the right to exercise the option during its term within a period of three years after the date of such termination due to death, Disability or retirement, to the extent that the option was exercisable at the date of termination due to death, Disability or retirement, or during such other period and subject to such terms as may be determined by the Committee. For purposes of the Plan, the term "retirement" shall mean retirement as defined in the Company's pension plan.

8. **Incentive Stock Options.** Incentive stock options shall be evidenced by stock option agreements in such form and not inconsistent with the Plan as the Committee shall approve from time to time, which agreements shall contain in substance the following terms and conditions:

(a) **Option Price.** Except as otherwise provided in subsection 8(b), the purchase price per share of stock deliverable upon the exercise of an incentive stock option shall not be less than 100% of the Fair Market Value of the Common Stock on the day the option is granted, as determined by the Committee.

(b) **Exercise of Option.** Each stock option agreement shall state the period or periods of time within which the option may be exercised by the optionee, in whole or in part, which shall be such period or periods of time as may be determined by the Committee, provided that the option period shall not commence earlier than six months after the date of the grant of the option nor end later than ten years after the date of the grant of the option. The aggregate Fair Market Value (determined with respect to each incentive stock option at the time of grant) of the Common Stock with respect to which incentive stock options are exercisable for the first time by an individual during any calendar year (under all incentive stock option plans of the Company and its parent and subsidiary corporations) shall not exceed $100,000. If the aggregate Fair Market Value (determined at the time of grant) of the Common Stock subject to an option, which first becomes exercisable in any calendar year, exceeds the limitation of this Section 8(b), so much of the option that does not exceed the applicable dollar limit shall be an incentive stock option and the remainder shall be a nonqualified stock option; but in all other respects, the original option agreement shall remain in full force and effect. As used in this Section 8, the words "parent" and "subsidiary" shall have the meanings given to them in Code Sections 424(e) and 424(f). Notwithstanding anything herein to the contrary, if an incentive stock option is granted to an individual who owns stock possessing more than ten percent (10%) of the total combined voting power of all classes of stock of the Company or of its parent or subsidiary corporations, within the meaning of Code Section 422(b)(6), (i) the purchase price of each share of Common Stock subject to the incentive stock option shall be not less than one hundred ten percent (110%) of the Fair Market Value of the Common Stock on the date the incentive stock option is granted, and (ii) the incentive stock option shall expire, and all rights to purchase Common Stock thereunder shall cease, no later than the fifth anniversary of the date the incentive stock option was granted.

(c) **Payment for Common Stock.** Except as otherwise provided in the Plan or in any stock option agreement, the optionee shall pay the purchase price of the Common Stock upon the exercise of any option (i) in cash, (ii) in cash received from a broker-dealer to whom the optionee has submitted an exercise notice consisting of a fully-endorsed option (however, in the case of an optionee subject to Section 16 of the 1934 Act, this payment option shall only be available to the extent such payment procedures comply with Regulation T issued by the Federal Reserve Bank), (iii) by delivering Common Stock owned by the optionee for at least six months prior to the date of exercise having an aggregate Fair Market Value on the date of exercise equal to the option exercise price, (iv) by such other medium of payment as the Committee in its discretion shall authorize at the time of grant, or (v) by any combination of (i), (ii), (iii) and (iv). In the case of an election pursuant to (i) or (ii), cash shall mean cash or check issued by a federally insured bank or savings and loan association made payable to NiSource Inc. In the case of a payment pursuant to (ii) or (iii) above, the optionee's election must be made on or prior to the date of exercise and shall be irrevocable. In lieu of a separate election governing each exercise of an option, an optionee may file a blanket election with the Committee, which shall govern all future exercises of options until revoked by the optionee. The Company shall issue, in the name of the optionee, stock certificates representing the total number of shares of Common Stock issuable pursuant to the exercise of any option as soon as reasonably practicable after such exercise, provided that any Common Stock purchased by an optionee through a broker-dealer pursuant to clause (ii) above, shall be delivered to such broker-dealer in accordance with 12 C.F.R. § 220.3(e)(4), or other applicable provision of law.

(d) **Transferability.** Each stock option agreement shall provide that it is not transferable by the optionee otherwise by will or the laws of descent or distribution.

(e) **Rights Upon Termination of Employment.** In the event that an optionee ceases to be an employee for any reason other than death, Disability or retirement, the optionee shall have the right to exercise the option during its term within a period of thirty days after such termination to the extent that the option was exercisable at the date of such termination of employment, or during such other period and subject to such terms as may be determined by the Committee. In the event that an optionee dies, retires, or becomes Disabled prior to termination of his option without having fully exercised his option, the optionee or his successor shall have the right to exercise the option during its term within a period of three years after the date of such termination due to death, Disability or retirement, to the extent that the option was exercisable at the date of termination due to death, Disability or retirement, or during such other period and subject to such terms as may be determined by the Committee. Notwithstanding the foregoing, in accordance with Code Section 422, if an incentive stock option is exercised more than ninety days after termination of employment, that portion of the option exercised after such date shall automatically be a nonqualified stock option, but, in all other respects, the original option agreement shall remain in full force and effect.

The provisions of this Section 8 shall be construed and applied, and (subject to the limitations of Section 24) shall be amended from time to time so as to comply with Code Section 422 or its successors and regulations issued thereunder.

9. **Stock Appreciation Rights.** Stock appreciation rights shall be evidenced by stock appreciation right agreements in such form and not inconsistent with the Plan as the Committee shall approve from time to time, which agreements shall contain in substance the following terms and conditions:

(a) **Awards.** A stock appreciation right shall entitle the grantee to receive upon exercise the excess of (i) the Fair Market Value of a specified number of shares of the Company's Common Stock at the time of exercise over (ii) a specified price which shall not be less than 100% of the Fair Market Value of the Common Stock at the time the stock appreciation right was granted, or, if connected with a previously issued stock option, not less than 100% of the Fair Market Value of

Common Stock at the time such option was granted. A stock appreciation right may be granted in connection with all or any portion of a previously or contemporaneously granted stock option or not in connection with a stock option.

(b) **Term.** Stock appreciation rights shall be granted for a period of not less than one year nor more than ten years, and shall be exercisable in whole or in part, at such time or times and subject to such other terms and conditions, as shall be prescribed by the Committee at the time of grant, subject to the following:

(i) Stock appreciation rights shall be exercisable only during a grantee's employment, except that in the discretion of the Committee a stock appreciation right may be made exercisable for up to thirty days after the grantee's employment is terminated for any reason other than death, Disability or retirement. In the event that a grantee dies, retires, or becomes Disabled without having fully exercised his stock appreciation rights, the grantee or his successor shall have the right to exercise the stock appreciation rights during their term within a period of three years after the date of such termination due to death, Disability or retirement to the extent that the right was exercisable at the date of such termination or during such other period and subject to such terms as may be determined by the Committee.

(ii) The Committee shall have the power to permit in its discretion an acceleration of previously determined exercise terms, within the terms of the Plan, under such circumstances and upon such terms and conditions as it deems appropriate.

(c) **Payment.** Upon exercise of a stock appreciation right, payment shall be made in cash, in the form of Common Stock at Fair Market Value, or in a combination thereof, as the Committee may determine.

10. **Performance Units.** Performance Units ("Units") shall be evidenced by performance unit agreements in such form and not inconsistent with the Plan as the Committee shall approve from time to time, which agreements shall contain in substance the following terms and conditions:

(a) **Performance Period.** At the time of award, the Committee shall establish with respect to each Unit award a performance period of not less than two, nor more than five, years.

(b) **Valuation of Units.** At the time of award, the Committee shall establish with respect to each such award a value for each Unit which shall not thereafter change, or which may vary thereafter determinable from criteria specified by the Committee at the time of award.

(c) **Performance Targets.** At the time of award, the Committee shall establish maximum and minimum performance targets to be achieved with respect to each award during the performance period. The participant shall be entitled to payment with respect to all Units awarded if the maximum target is achieved during the performance period, but shall be entitled to payment with respect to a portion of the Units awarded according to the level of achievement of performance targets, as specified by the Committee, for performance during the performance period that meets or exceeds the minimum target but fails to meet the maximum target.

The performance targets established by the Committee shall relate to corporate, division, or unit performance and may be established in terms of growth in gross revenue, earnings per share, ratio of earnings to shareholders' equity or to total assets, dividend payments and total shareholders' return. Multiple targets may be used and may have the same or different weighting, and they may relate to absolute performance or relative performance as measured against other institutions or divisions or units thereof.

(d) **Adjustments.** At any time prior to payment of the Units, the Committee may adjust previously established performance targets and other terms and conditions, including the corporation's, or division's or unit's financial performance for Plan purposes, to reflect major unforeseen events such as changes in laws, regulations or accounting practices, mergers, acquisitions or divestitures or extraordinary, unusual or non-recurring items or events.

(e) **Payments of Units.** Following the conclusion of each performance period, the Committee shall determine the extent to which performance targets have been attained for such period as well as the other terms and conditions established by the Committee. The Committee shall determine what, if any, payment is due on the Units. Payment shall be made as soon as practicable after the end of the applicable Performance Period in cash, in the form of Common Stock at Fair Market Value, or in a combination thereof, as the Committee may determine.

(f) **Termination of Employment.** In the event that a participant holding a Unit award ceases to be an employee prior to the end of the applicable performance period by reason of death, Disability or retirement, his Units, to the extent earned under the applicable performance targets, shall be payable at the end of the performance period in proportion to the active service of the participant during the performance period, as determined by the Committee. Upon any other termination of employment, participation shall terminate forthwith and all outstanding Units held by the participant shall be canceled.

(g) **Other Terms.** The Unit agreements shall contain such other terms and provisions and conditions not inconsistent with the Plan as shall be determined by the Committee.

11. **Restricted Stock Awards.** Restricted stock awards under the Plan shall be in the form of Common Stock of the Company, restricted as to transfer and subject to forfeiture, and

shall be evidenced by restricted stock agreements in such form and not inconsistent with the Plan as the Committee shall approve from time to time, which agreements shall contain in substance the following terms and conditions:

(a) **Restriction Period.** Restricted Common Stock awarded pursuant to the Plan shall be subject to such terms, conditions, and restrictions, including without limitation: prohibitions against transfer, substantial risks of forfeiture, attainment of performance objectives and repurchase by the Company or right of first refusal, and for such period or periods as shall be determined by the Committee at the time of grant. The Committee shall have the power to permit in its discretion, an acceleration of the expiration of the applicable restriction period with respect to any part or all of the Common Stock awarded to a participant.

The performance objectives established by the Committee shall relate to corporate, division or unit performance, and may be established in terms of growth and gross revenue, earnings per share, ratio of earnings to shareholder's equity or to total assets, dividend payments and total shareholders' return. Multiple objectives may be used and may have the same or different weighting, and they may relate to absolute performance or relative performance as measured against other institutions or divisions or units thereof.

(b) **Restrictions Upon Transfer.** Common Stock awarded, and the right to vote such Common Stock and to receive dividends thereon, may not be sold, assigned, transferred, exchanged, pledged, hypothecated, or otherwise encumbered, except as herein provided, during the restriction period applicable to such Common Stock. Subject to the foregoing, and except as otherwise provided in the Plan or a restricted stock award agreement, the participant shall have all the other rights of a shareholder including, but not limited to, the right to receive dividends and the right to vote such Common Stock.

(c) **Certificates.** Each certificate issued in respect of Common Stock awarded to a participant shall be deposited with the Company, or its designee, and shall bear the following legend:

> "This certificate and the shares represented hereby are subject to the terms and conditions (including forfeiture and restrictions against transfer) contained in the NiSource Inc. 1994 Long-Term Incentive Plan and an Agreement entered into by the registered owner. Release from such terms and conditions shall be obtained only in accordance with the provisions of the Plan and Agreement, a copy of each of which is on file in the office of the Secretary of said Company."

(d) **Lapse of Restrictions.** A restricted stock agreement shall specify the terms and conditions upon which any restrictions upon Common Stock awarded under the Plan shall lapse, as determined by the Committee. Upon the lapse of such restrictions, Common Stock, free of the foregoing restrictive legend, shall be issued to the participant or his legal representative.

(e) **Termination Prior to Lapse of Restrictions.** In the event of a participant's termination of employment, other than due to death, Disability or retirement, prior to the lapse of restrictions applicable to any Common Stock awarded to such participant, all Common Stock as to which there still remains unlapsed restrictions shall be forfeited by such participant without payment of any consideration to the participant, and neither the participant nor any successors, heirs, assigns, or personal representatives of such participant shall thereafter have any further rights or interest in such Common Stock or certificates.

12. **Contingent Stock Awards.** Contingent stock awards under the Plan shall be in the form of the issuance of Common Stock of the Company following the lapse of restrictions applicable to such awards. Such awards shall be restricted as to transfer and subject to forfeiture, and shall be evidenced by contingent stock award agreements in such form and not inconsistent with the Plan as the Committee shall approve from time to time, which agreements shall contain in substance the following terms and conditions:

(a) **Restriction Period.** Contingent stock awards shall be subject to such terms, conditions and restrictions, including without limitations, prohibitions against transfer, substantial risk of forfeiture and attainment of performance objectives, and for such period or periods, as shall be determined by the Committee at the time of grant. The Committee shall have the power to permit in its discretion an acceleration of the expiration of the applicable restriction period with respect to any part or all of a contingent stock award.

The performance objectives established by the Committee shall relate to corporate, division or unit performance, and may be established in terms of growth and gross revenue, earnings per share, ratios of earnings to shareholders' equity or to total assets, dividend payments and total shareholders' return. Multiple objectives may be used and may have the same or different weighting, and they may relate to absolute performance or relative performance as measured against other institutions or divisions or units thereof.

(b) **Lapse of Restrictions.** A contingent stock award agreement shall specify the terms and conditions upon which any restrictions applicable to such award shall lapse as determined by the Committee. Upon lapse of such restrictions, Common Stock subject to such contingent stock award shall be issued to the participant or his legal representative. Such Common Stock, when issued to the participant or his legal representative, shall either be free of any restrictions, or shall be subject to such further restrictions, as the Committee shall determine. In the event that Common Stock issued pursuant to a contingent stock award are subject to further restrictions, the certificates issued in respect of the Common Stock awarded pursuant to the contingent stock award shall be deposited with the Company, or its designee, and shall bear the legend set forth in subsection 11(c) above. Upon the lapse of such restrictions, Common Stock free of such restrictive legend shall be issued to the participant or his legal representative.

(c) **Termination Prior to Lapse of Restrictions.** Except as otherwise provided in any contingent stock award agreement, in the event of a participant's termination of employment, other than due to death, Disability or retirement, prior to the lapse of restrictions applicable to any contingent stock award granted to such participant, such award, and all Common Stock subject thereto as to which there still remain unlapsed restrictions, shall be forfeited by such participant without payment of any consideration to the participant and neither the participant nor any successors, heirs, assigns or personal representatives of such participant shall have any further rights or interests in such contingent stock awards or such Common Stock subject thereto.

13. **Fair Market Value.** The Fair Market Value of the Common Stock for purposes of the Plan shall be such amount set forth in an award agreement that complies with the definition of fair market value under Code Section 409A, and guidance and regulations thereunder. If no such amount is set forth in the award agreement, Fair Market Value shall be the average of the high and low prices on the New York Stock Exchange Composite Transactions on the date of grant or on any other applicable date.

14. **Dividend Equivalents.** From and after the date, if any, specified in an applicable incentive stock option agreement, stock appreciation right agreement not granted in connection with a stock option, performance unit award agreement or contingent stock award agreement, and except as otherwise provided in such agreement, the holder of such award shall receive a distribution of an amount equivalent to the dividends payable in cash or property (other than stock of the Company) that would have been payable to the holder with respect to the number of shares of Common Stock subject to such award, had the holder been the legal owner of such Common Stock on the applicable date on which such dividend is declared by the Company on Common Stock. Except as otherwise provided in any contingent stock award agreement, any such dividend equivalent payable in cash or property (other than stock of the Company) shall be payable directly to the holder of the applicable award at such time, in such form, and upon such terms and conditions, as are applicable to the actual cash or property dividend actually declared with respect to Common Stock. Except as otherwise provided in any contingent stock award agreement, any participant entitled to receive a cash dividend equivalent pursuant to his applicable award agreement may, by written election filed with the Company, at least ten days prior to the date for payment of such dividend equivalent, elect to have such dividend equivalent credited to an account maintained for his benefit under a dividend reinvestment plan maintained by the Company. Appropriate adjustments with respect to awards shall be made to give effect to the payment of stock dividends as set forth in subsection 3(b) above.

15. **General Restrictions.** Each award under the Plan shall be subject to the requirement that, if at any time the Committee shall determine that (i) the listing, registration or qualification of the Common Stock subject or related thereto upon any securities

exchange or under any state or federal law, or (ii) the consent or approval of any government regulatory body, or (iii) an agreement by the recipient of an award with respect to the disposition of Common Stock is necessary or desirable as a condition of, or in connection with, the granting of such award or the issue or purchase of Common Stock thereunder, such award may not be consummated in whole or in part unless such listing, registration, qualification, consent, approval or agreement shall have been effected or obtained, free of any conditions not acceptable to the Committee.

16. **Rights as a Shareholder.** The recipient of any award under the Plan, unless otherwise provided by the Plan, shall have no rights as a shareholder with respect thereto unless and until certificates for Common Stock are issued to the recipient.

17. **Employment Rights.** Nothing in the Plan or in any agreement entered into pursuant to the Plan shall confer upon any participant the right to continue in employment with the Company or affect any right which his employer or the Company may have to terminate the employment of such participant. For purposes of the Plan, termination of employment shall be deemed to occur on the date the recipient of an award last performed services for the Company or his employer affiliated with the Company and shall not be deemed to include any period during which the recipient is entitled to receive severance pay from the Company or any such affiliate.

18. **Tax Withholding.** Whenever the Company proposes or is required to issue or transfer Common Stock to a participant under the Plan, the Company shall have the right to require the participant to remit to the Company an amount sufficient to satisfy all federal, state and local withholding tax requirements prior to the delivery of any certificate or certificates for such Common Stock. If such certificates have been delivered prior to the time a withholding obligation arises, the Company shall have the right to require the participant to remit to the Company an amount sufficient to satisfy all federal, state or local withholding tax requirements at the time such obligation arises and to withhold from other amounts payable to the participant, as compensation or otherwise, as necessary. Whenever payments under the Plan are to be made to a participant in cash, such payment shall be net of any amount sufficient to satisfy all federal, state and local withholding tax requirements. In lieu of requiring a participant to make a payment to the Company in an amount related to the withholding tax requirement, the Committee may, in its discretion, provide that, at the participant's election, the tax withholding obligation shall be satisfied by the Company's withholding a portion of the Common Stock otherwise distributable to the participant, such Common Stock being valued at its Fair Market Value at the date of exercise, or by the participant's delivering to the Company a portion of the Common Stock previously delivered by the Company, such Common Stock being valued at its Fair Market Value as of the date of delivery of such Common Stock by the participant to the Company. For this purpose, the amount of required withholding shall be a specified rate not less than the statutory minimum federal, state and local (if any) withholding rate, and not greater than the maximum federal, state and local (if any) marginal tax rate applicable to the participant and to the particular transaction. Notwithstanding any provision of the Plan to the contrary, a participant's election pursuant to the preceding sentences (a) must be made on or prior to the date as of

which income is realized by the recipient in connection with the particular transaction, and (b) must be irrevocable. In lieu of a separate election on each effective date of each transaction, a participant may file a blanket election with the Committee, which shall govern all future transactions until revoked by the participant.

19. **Change in Control.**

(a) **Effect of Change in Control.** Notwithstanding any of the provisions of the Plan or any agreement evidencing awards granted hereunder, upon a Change in Control of the Company (as defined in subsection 19(b)), all outstanding awards shall become fully exercisable and all restrictions thereon shall terminate in order that participants may fully realize the benefits thereunder. Further, the Committee, as constituted before such Change in Control, is authorized, and has sole discretion, as to any award, either at the time such award is granted hereunder or any time thereafter, to take any one or more of the following actions: (i) provide for the exercise of any such award for an amount of cash equal to the difference between the exercise price and the then Fair Market Value of the Common Stock covered thereby had such award been currently exercisable; (ii) make such adjustment to any such award then outstanding as the Committee deems appropriate to reflect such Change in Control; or (iii) cause any such award then outstanding to be assumed, by the acquiring or surviving corporation, after such Change in Control.

(b) **Definition of Change in Control.** A "Change in Control" shall be deemed to take place on the occurrence of either a "Change in Ownership," "Change in Effective Control" or a "Change of Ownership of a Substantial Portion of Assets," as defined below:

(i) Change in Ownership. A Change in Ownership of the Company occurs on the date that any one person, or more than one Person Acting as a Group (as defined below), acquires ownership of stock of the Company that, together with stock held by such person or group, constitutes more than 50% of the total fair market value or total voting power of the stock of the Company. However, if any one person or more than one Person Acting as a Group, is considered to own more than 50% of the total fair market value or total voting power of the stock of the Company, the acquisition of additional stock by the same person or persons is not considered to cause a Change in Ownership of the Company, as applicable (or to cause a Change in Effective Control of the Company). An increase in the percentage of stock owned by any one person, or Persons Acting as a Group, as a result of a transaction in which the Company acquires its stock in exchange for property shall be treated as an acquisition of stock. This paragraph (i) applies only when there is a transfer of stock of the Company (or issuance of stock of the Company) and stock in the Company remains outstanding after the transaction.

(ii) Change in Effective Control. A Change in Effective Control of the Company occurs on the date that either –

(1) Any one person, or more than one Person Acting as a Group, acquires (or has acquired during the 12-month period ending on the date of the most recent acquisition by such person or persons) ownership of stock of the Company possessing 35% or more of the total voting power of the stock of the Company; or

(2) a majority of members of the Board is replaced during any 12-month period by directors whose appointment or election is not endorsed by a majority of the members of the Board prior to the date of the appointment or election,

In the absence of an event described in paragraph (1) or (2), a Change in Effective Control of the Company shall not have occurred.

Acquisition of additional control. If any one person, or more than one Person Acting as a Group, is considered to effectively control the Company, the acquisition of additional control of the Company by the same person or persons is not considered to cause a Change in Effective Control of the Company (or to cause a Change in Ownership of the Company).

(iii) Change of Ownership of a Substantial Portion of Assets. A Change of Ownership of a Substantial Portion of Assets occurs on the date that any one person, or more than one Person Acting as a Group, acquires (or has acquired during the 12-month period ending on the date of the most recent acquisition by such person or persons) assets from the Company that have a total gross fair market value equal to or more than 40% of the total gross fair market value of all of the assets of the Company immediately prior to such acquisition or acquisitions. For this purpose, gross fair market value means the value of the assets of the Company, or the value of the assets being disposed of, determined without regard to any liabilities associated with such assets.

Transfers to a related person. There is no Change in Control when there is a transfer to an entity that is controlled by the shareholders of the Company immediately after the transfer. A transfer of assets by the Company is not treated as a Change of Ownership of a Substantial Portion of Assets if the assets are transferred to –

(1) A shareholder of the Company (immediately before the asset transfer) in exchange for or with respect to its stock;

(2) An entity, 50% or more of the total value or voting power of which is owned, directly or indirectly, by the Company;

(3) A person, or more than one Person Acting as a Group, that owns, directly or indirectly, 50% or more of the total value or voting power of all the outstanding stock of the Company; or

(4) An entity, at least 50% of the total value or voting power of which is owned, directly or indirectly, by a person described in paragraph (3).

A person's status is determined immediately after the transfer of the assets. For example, a transfer to a corporation in which the Company has no ownership interest before the transaction, but which is a majority-owned subsidiary of the Company after the transaction is not treated as a Change of Ownership of a Substantial Portion of Assets of the Company.

(iv) Persons Acting as a Group. Persons shall not be considered to be acting as a group solely because they purchase or own stock of the same corporation at the same time or as a result of the same public offering. However, persons shall be considered to be acting as a group if they are owners of a corporation that enters into a merger, consolidation, purchase or acquisition of stock, or similar business transaction with the Company. If a person, including an entity, owns stock in both corporations that enter into a merger, consolidation, purchase or acquisition of stock, or similar transaction, such shareholder is considered to be acting as a group with other shareholders in a corporation prior to the transaction giving rise to the change and not with respect to the ownership interest in the other corporation.

20. **Disability.** A participant has a "Disability" or becomes "Disabled" when he or she has a condition that (a) causes the participant to be unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than 12 months, (b) causes the participant, by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than 12 months, to receive income replacement benefits for a period of not less than three months under an accident and health plan covering employees of the Company or its subsidiaries or affiliates or (c) causes the participant to be eligible to receive Social Security disability payments. The Committee, in its sole discretion, shall determine the date of any Disability.

21. **Amendment or Termination.** The Board or the Committee may at any time terminate, suspend or amend the Plan without the authorization of shareholders to the extent allowed by law, including without limitation any rules issued by the Securities and Exchange Commission under Section 16 of the 1934 Act, insofar as shareholder approval thereof is required in order for the Plan to continue to satisfy the requirements of Rule 16b-3 under the 1934 Act, or the rules of any applicable stock exchange. No

termination, suspension or amendment of the Plan shall adversely affect any right acquired by any participant under an award granted before the date of such termination, suspension or amendment, unless such participant shall consent; but it shall be conclusively presumed that any adjustment for changes in capitalization as provided for herein does not adversely affect any such right. Subject to the preceding sentence, the Plan as amended and restated effective January 1, 2005, shall apply to all awards at any time granted hereunder.

22. **Effect on Other Plans.** Unless otherwise specifically provided, participation in the Plan shall not preclude an employee's eligibility to participate in any other benefit or incentive plan and any awards made pursuant to the Plan shall not be considered as compensation in determining the benefits provided under any other plan.

23. **Assumption of Options.** Pursuant to the terms of Section 5.22 of the Amended and Restated Agreement and Plan of Merger by and among the Company, Acquisition Gas Company, Inc., a wholly owned subsidiary of the Company, and Bay State Gas Company ("Bay State"), dated as of December 18, 1997 and amended and restated as of March 4, 1998 and further amended as of November 16, 1998 (as may be further amended, restated or supplemented, the "Agreement"), and at the Effective Time defined in the Agreement, each outstanding stock option issued under the Bay State Gas Company 1989 Key Employee Stock Option Plan ("Bay State Stock Option Plan"), shall be assumed by the Company. Each such stock option ("Assumed Option") shall be deemed to constitute an option to acquire Common Stock in an amount and at a purchase price determined pursuant to Section 5.22 of the Agreement. Each Assumed Option shall be subject to all of the terms and conditions applicable to options granted under the Plan. Notwithstanding the preceding sentence:

(a) if the employment of the holder of an Assumed Option with the Company and its subsidiaries terminates for any reason other than death, Disability, retirement or Cause, he, or his legal representatives or beneficiary, may exercise the Assumed Option at any time within three months immediately following such termination of employment, but not later than the expiration of the term of such Assumed Option;

(b) if the holder of an Assumed Option that is a non-qualified stock option terminates employment with the Company and its subsidiaries because of death, Disability or retirement, he, or his legal representatives or beneficiary, may exercise the Assumed Option at any time during the term of such Assumed Option to the extent he was entitled to exercise it at the date of death, Disability or retirement;.

(c) if the holder of an Assumed Option that is an incentive stock option terminates employment with the Company and its subsidiaries because of death, his legal representatives or beneficiary may exercise the Assumed Option at any time during the term of such Assumed Option to the extent he was entitled to exercise it at the date of death;

(d) if the holder of an Assumed Option that is an incentive stock option terminates employment with the Company and its subsidiaries because of Disability or retirement, he, or his legal representatives or beneficiary, may exercise the Assumed Option at any time within three months immediately following such termination of employment, but not later than the expiration of the term of such Assumed Option;

(e) if the employment of the holder of an Assumed Option with the Company and its subsidiaries terminates for Cause, the Assumed Option shall expire as of the date of such termination of employment.

For purposes of this Section, "Cause" shall have the same meaning as defined in the holder's severance agreement with the Company or any of its subsidiaries in effect on the date of termination of employment. If the holder has not entered into a severance agreement with the Company or any subsidiary that is in effect on the date of termination of employment, or if the term "Cause" is not defined therein, Cause shall mean the holder's conviction for the commission of a felony, or the holder's fraud or dishonesty which has resulted in or is likely to result in material economic damage to the Company or any subsidiary.

Each Assumed Option shall be evidenced by an amended and restated stock option agreement entered into as of the Effective Time by and among the Company, Bay State and the applicable optionee.

24. **Duration of the Plan.** The Plan shall remain in effect until all awards under the Plan have been satisfied by the issuance of Common Stock or the payment of cash, but no award shall be granted more than ten years after the date the Plan, as amended and restated effective January 1, 2005, was approved by the shareholders, which shall be its effective date of adoption.

IN WITNESS WHEREOF, the Company has caused this Amendment and Restatement to be executed on its behalf by its officer duly authorized, on this 2nd day of December, 2005.

NISOURCE INC.

By: M W O'Donnell

CH2: 211867.9

NISOURCE INC. 1994 LONG-TERM INCENTIVE PLAN
As Amended and Restated Effective January 1, 2004

NONQUALIFIED STOCK OPTION AGREEMENT

A nonqualified stock option ("Option") is hereby granted by NiSource Inc., a Delaware corporation ("Company"), to the employee named below ("Optionee"), for and with respect to common stock of the Company, $.01 par value per share ("Common Stock"), subject to the following terms and conditions:

1. Subject to the provisions set forth herein and the terms and conditions of the NiSource Inc. 1994 Long-Term Incentive Plan, as Amended and Restated Effective January 1, 2004, and as further amended effective January 1, 2005 ("Plan"), the terms of which are hereby incorporated by reference, and in consideration of the agreements of Optionee herein provided, the Company hereby grants to Optionee an Option to purchase from the Company the number of shares of Common Stock, at the purchase price per share, and on the schedule, all as set forth below. At the time of exercise of the Option, payment of the purchase price must be made in cash, or in any other medium of payment set forth in the Plan. Upon the exercise of an Option, the Officer Nomination and Compensation Committee of the Board of Directors of the Company ("Committee") shall have the right to require Optionee to remit to the Company, in any such manner or combination of manners permitted under the terms of the Plan, an amount sufficient to satisfy all statutory minimum federal, state and local withholding tax requirements prior to the delivery by the Company of any certificate for shares of Common Stock.

Name of Optionee:

Option Price Per Share: $_____

Number of Shares Subject to Option	Grant Date	Beginning of Exercise Period	Expiration Date
	____________	____________	____________

2. The exercise of the Stock Option is conditioned upon the acceptance by Optionee of the terms hereof as evidenced by Optionee's execution of this Agreement in the space provided therefor at the end hereof and the return of an executed copy to the Executive Vice President Human Resources and Communications of the Company no later than ____________.

3. If Optionee's employment with the Company and all affiliates is terminated for any reason, the Option shall expire on the applicable date set forth in the Plan, except that if termination occurs for a reason other than death, disability or retirement, the Option shall expire on the date 30 days after the later to occur of January 3, 2006 and the date of termination. During any period following termination and prior to expiration, the Option may be exercised by Optionee with respect to the same number of shares of Common Stock, in the same manner, and

to the same extent as if Optionee had continued employment during such period and the Option shall be canceled with respect to all remaining shares of Common Stock; provided that in the event Optionee shall die at a time when the Option, or a portion thereof, is exercisable by Optionee, the Option shall be exercisable in whole or in part prior to expiration by a legatee or legatees of the Option under Optionee's will, or by Optionee's executors, personal representatives, distributees or assignees, with respect to the number of shares of Common Stock that Optionee could have purchased hereunder on the date of Optionee's death and the Option shall be canceled with respect to all remaining shares of Common Stock.

4. Written notice of an election to exercise any portion of the Option, specifying the portion thereof being exercised and the exercise date, shall be given by Optionee, or Optionee's personal representative in the event of Optionee's death, (i) by delivering such notice at the principal executive offices of the Company no later than the exercise date, or (ii) by mailing such notice, postage prepaid, addressed to the Executive Vice President Human Resources and Communications of the Company at the principal executive offices of the Company at least three business days prior to the exercise date.

5. The Option may be exercised only by Optionee during Optionee's lifetime and may not be transferred other than by will or the applicable laws of descent or distribution. The Option shall not otherwise be transferred, assigned, pledged or hypothecated for any purpose whatsoever and is not subject, in whole or in part, to execution, attachment, or similar process. Any attempted assignment, transfer, pledge or hypothecation or other disposition of the Option, other than in accordance with the terms set forth herein, shall be void and of no effect. Notwithstanding the foregoing, the Option may be assigned to Optionee's spouse or lineal descendent, to the trustee of a trust for the primary benefit of Optionee's spouse or lineal descendent or to a tax-exempt organization as described in Section 501(c)(3) of the Internal Revenue Code of 1986, as amended. Such assignee shall be subject to all of the terms and provisions of the Plan and of this Agreement. Any such assignment will be permitted only if (a) Optionee does not receive any consideration for the assignment; and (b) the assignment is expressly approved by the Committee or its delegate. Any such assignment shall be evidenced by an appropriate written document executed by Optionee, and a copy thereof shall be delivered to the Committee or its delegate on or prior to the effective date of the assignment.

6. Neither Optionee nor any other person entitled to exercise the Option under the terms hereof shall be, or have any of the rights or privileges of, a shareholder of the Company in respect of any of the shares of Common Stock issuable on exercise of the Option, unless and until the purchase price for such shares shall have been paid in full.

7. In the event the Option shall be exercised in whole, this Agreement shall be surrendered to the Company for cancellation. In the event the Option shall be exercised in part, or a change in the number or designation of the Common Stock shall be made, this Agreement shall be delivered by Optionee to the Company for the purpose of making appropriate notation thereon, or of otherwise reflecting, in such manner as the Company shall determine, the partial exercise or the change in the number or designation of the Common Stock.

8. The Option shall be exercised in accordance with such administrative regulations as the Committee shall from time to time adopt.

9. The Option and this Agreement shall be construed, administered and governed in all respects under and by the laws of the State of Indiana.

NiSource Inc.

By: ______________________________

S. LaNette Zimmerman
Executive Vice President
Human Resources and Communications

The undersigned hereby accepts the foregoing Option and the terms and conditions hereof.

____

Optionee

NISOURCE INC.

1994 LONG-TERM INCENTIVE PLAN

CONTINGENT STOCK AGREEMENT

This Agreement is made as of the __ day of ____________, between NiSource Inc. (the "Company") and ________________ (the "Grantee"). In consideration of the agreements set forth below, the Company and the Grantee agree as follows:

1. Grant. A contingent stock award ("Award") of __________ shares ("Contingent Shares") of the Company's common stock, par value of $.01 each ("Common Stock"), will be granted by the Company to the Grantee, subject to the following contingencies, terms and conditions. This Award is also subject to the provisions of the NiSource Inc. 1994 Long-Term Incentive Plan as amended and restated effective January 1, 2005 and as amended effective January 22, 2009 (the "Plan"), the terms of which are incorporated by reference herein, except for the dividend reinvestment provision contained in Section 14 of the Plan. The number of Contingent Shares to be granted pursuant to this Agreement shall be maintained as a bookkeeping entry on the books of the Company until the Common Stock underlying the Contingent Shares is delivered. No funds shall be set aside or earmarked for any Contingent Share. The right of the Grantee or his or her beneficiary to receive a distribution hereunder shall be an unsecured claim against the general assets of the Company, and neither the Grantee nor his or her beneficiary shall have any rights in or against any amounts credited to the books of the Company or any other specific assets of the Company.

2. Transfer Restrictions. Neither the rights with respect to the Award nor the Contingent Shares shall be sold, assigned, pledged or otherwise transferred, voluntarily or involuntarily, by the Grantee prior to the lapse of the "Performance Restrictions" and the "Employment Restriction" (as set forth in Section 3 of this Agreement), and until permitted pursuant to the terms of the Plan.

3. Lapse of Restrictions.

(a) Upon Grantee's continued employment through ____________ (the "Employment Restriction") and the lapse of the Performance Restrictions, the Grantee shall receive a total of ___ shares of Common Stock. The Performance Restrictions shall lapse on the date the Officer Nomination and Compensation Committee of the Board of Directors of the Company certifies the following:

(i) With respect to one-third of the Award, the Performance Restrictions shall lapse if cumulative "net operating earnings" per share of Common Stock for the two year period beginning ____________, and ending ____________ (the "Performance Period"), equal or exceed $___. To the extent the cumulative "net operating earnings" per share of Common Stock for the Performance Period exceed $___, these shares of Common Stock shall be increased as follows:

Cumulative Net Operating Earnings Per Share	**Increase In Award**
$___	__%
$___	__%
$___	__%
$___	__%
$___	__%

(ii) With respect to one-third of the Award, the Performance Restrictions shall lapse if cumulative "funds from operations" for the Performance Period equal or exceed $_____ million. To the extent, cumulative "funds from operations" for the Performance Period exceed $_____ million, these shares of Common Stock under this subsection shall be increased as follows:

Cumulative Net Funds from Operations	**Increase In Award**
$_____ million	__%
$_____ million	__%
$_____ million	__%
$_____ million	__%
$_____ million	__%

(iii) With respect to one-third of the Award, the Performance Restrictions shall lapse if the Company's total debt as of ___________ does not exceed $___ billion. In calculating the Company's cumulative debt, the Company's board of directors, in its discretion, may adjust the total debt calculation for significant movement in natural gas prices or for any board of director's decisions to "prefund" debt or make capital investments beyond the financial plan approved at the time of this Award.

An Award of all shares of Common Stock granted in accordance with this Section 3 will be delivered to the Grantee no later than ____________.

(b) As soon as practicable after the end of the Performance Period, the Committee will certify in writing whether the Performance Restrictions have been met for the Performance Period and determine the number of shares of Common Stock, if any, that will be payable to Grantees that are employed with the Company through the lapsing of the Employment Restriction in accordance with Section 3(a) of this Agreement; provided, however, that if the Committee certifies that the Performance Restrictions have been met, the Committee may, in its sole discretion, adjust the number of shares of Common Stock payable to the Grantee with respect to the Award to reflect the effect of extraordinary events upon the Performance Restrictions. The date of the Committee's certification under this Section 3(b) shall hereinafter be referred to as the "Certification Date". The Company will notify the Grantee (or the executors or administrators of the Grantee's estate, if appropriate) of the Committee's certification following the Certification Date (such notice being the "Determination Notice"). The Determination Notice shall specify (i) the Company's cumulate net operating earnings per share, cumulative funds from operations and total debt for the Performance Period and (ii) the number of shares of Common Stock payable in accordance with the Committee's certification.

(c) Except as otherwise provided herein, if the Grantee's employment terminates for any reason before ____________, the Award shall automatically terminate and the Grantee shall not be entitled to receive any shares of Common Stock under this Agreement. If, however, before the lapse of the Performance Restrictions, the Grantee terminates employment with the Company and its Affiliates (1) due to retirement, with having attained age 55 and completed 10 years of Service, (2) due to disability (as defined in Internal Revenue Code Section 409A and the regulations promulgated thereunder ("Code Section 409A"), or (3) due to death with less than or equal to 12 months remaining in the Performance Period, the Grantee shall receive a *pro rata* distribution of shares of Common Stock after the Certification Date, provided that the Committee actually certifies that the Performance Restrictions for the Performance Period have been met. Such *pro rata* grant of Common Stock shall be determined using a fraction, where the numerator shall be the number of full or partial calendar months elapsed between the Date of Award and the date the Grantee terminates employment, and the denominator shall be the number of full or partial calendar months between the Date of Award and the Employment Restriction date. Additionally, if before the lapse of the Performance Restrictions, the Grantee terminates employment with the Company and its Affiliates due to death with more than 12 months remaining in the Performance Period, the Grantee shall receive, as soon as practicable after the date of termination, a *pro rata* distribution of shares of Common Stock equal to the number of shares of Common Stock that the Grantee otherwise would have received had the Performance Restrictions been met for the Performance Period. The Grantee will not be entitled to any additional shares provided in Section 3(a) of this Agreement for exceeding the Performance Restrictions. Such *pro rata* grant of Common Stock shall be determined using a fraction, where the numerator shall be the number of full or partial calendar months elapsed between the Date of Award and the date the Grantee terminates employment, and the denominator shall be the number of full or partial calendar months between the Date of Award and the Employment Restriction date. For purposes of this Agreement, "Service" has the same meaning used in the NiSource Inc. and Northern Indiana Public Service Company Pension Plan or such other pension plan in which the Grantee is a Participant.

4. Change in Control. Notwithstanding the provisions of Section 3 above, in the event of a Change in Control of the Company, as defined in the Plan, all Performance Restrictions and the Employment Restriction applicable to the Contingent Shares shall lapse on the fifth business day prior to the date such Change in Control is consummated. Grantees will not be entitled to an increased number of shares (as provided in Section 3 of the Plan) upon such Change in Control even if the target Performance Restrictions are exceeded.

5. Forfeiture. All of the Contingent Shares with respect to which the Performance Restrictions have not lapsed shall be forfeited to the Company upon the date the Board of Directors of the Company determines that performance triggers described in Section 3 above have not been met. All of the Contingent Shares not forfeited pursuant to the preceding sentence, and with respect to which the Employment Restrictions have not lapsed, shall be forfeited to the Company upon the Grantee's termination of employment with the Company and its affiliates for any reason other than those identified in Section 3 above.

6. Issuance of Certificates. Certificates of Common Stock relating to any of the Contingent Shares shall be issued in Grantee's name and delivered to the Grantee as soon as practicable after the Certification Date. However, notwithstanding any provision to the contrary, if, in the reasonable determination of the Company, a Grantee is a "specified employee" for purposes of Code Section 409A, then, if necessary to avoid the imposition on the Grantee of excise tax and interest under Code Section 409A, the Company shall not deliver the Common Stock otherwise payable upon the Grantee's termination and separation of service until a date that is as soon as practicable after 6 months following the Grantee's termination and separation of service from the Company.

7. No Rights as Stockholder. Until Common Stock has been issued, the Grantee shall not have any rights as a stockholder of the Company with respect to the Contingent Shares.

8. Section 162(m) Limitation on Contingent Shares. Notwithstanding Sections 3 and 4, during any calendar year with respect to which the Grantee is a "covered employee" (as defined in Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code), or any successor section, and regulations issued thereunder), the Employment Restrictions shall lapse only with respect to such number of Contingent Shares whose aggregate fair market value (calculated with reference to the closing price of Common Stock on the New York Stock Exchange Composite Transactions on the date such Employment Restrictions would, but for this Section 8 lapse), when added to the Grantee's "applicable employee remuneration" (as defined in Section 162(m) of the Code or any successor section regulations thereunder) for the applicable calendar year that does not constitute "qualified performance-based compensation" (as defined in Section 162(m) of the Code or any successor section and regulations thereunder), would not exceed the aggregate amount of $999,999.00 for the applicable calendar year ("Limitation").

To the extent the restrictions on any Contingent Shares do not lapse due to the application of this Section 8, the restrictions on such Contingent Shares shall lapse on the first to occur of:

(a) the last business day of any subsequent calendar year or years to the extent that the Limitation is not exceeded for such year or years;

(b) the date next following the Grantee's termination of employment with the Company and its affiliates for any reason other than for Cause, or

(c) the first business day of the year next following the year with respect to which the Grantee ceases to be a "covered employee" (as defined in Section 162(m) of the Code or any successor section and regulations thereunder).

"Cause means the Grantee's conviction for the commission of a felony, or the Grantee's fraud or dishonesty which has resulted in or is likely to result in material economic damage to the Company or any affiliate.

9. Government Regulations. Notwithstanding anything contained herein to the contrary, the Company's obligation to issue or deliver certificates evidencing Common Stock shall be subject to all applicable laws, rules and regulations, and to such approvals by any governmental agencies or national securities exchanges as may be required.

10. Withholding Taxes. The Company shall have the right to require the Grantee to remit to the Company, or to withhold from other amounts payable to the Grantee, as compensation or otherwise, an amount sufficient to satisfy all federal, state and local withholding tax requirements as provided in the Plan.

11. Governing Law. This Agreement shall be construed under the laws of the State of Indiana.

12. Securities Law Compliance. The delivery of all or any of the Common Stock relating to Contingent Shares shall only be effective at such time that the issuance of such Common Stock will not violate any state or federal securities or other laws. The Company is under no obligation to effect any registration of Common Stock under the Securities Act of 1933 or to effect any state registration or qualification of the Common Stock issued under this Agreement. The Company may, in its sole discretion, delay the delivery of Common Stock or place restrictive legends on Common Stock in order to ensure that the issuance of any Common Stock will be in compliance with federal or state securities laws and the rules of any exchange upon which the Company's Common Stock is traded. If the Company delays the delivery of Common Stock in order to ensure compliance with any state or federal securities or other laws, the Company shall deliver the Common Stock at the earliest date at which the Company reasonably believes that such delivery will not cause such violation, or at such other date that may be permitted under Code Section 409A.

13. Entire Agreement; Code Section 409A Compliance. This Agreement and the Plan contain the terms and conditions with respect to the subject matter hereof and supersede any previous agreements, written or oral, relating to the subject matter hereof. This Agreement shall be interpreted in accordance with Code Section 409A. This Agreement shall be deemed to be modified to the maximum extent necessary to be in compliance with Code Section 409A's rules. If the Grantee is unexpectedly required to include in the Grantee's current year's income any amount of compensation relating to the Contingent Shares because of a failure to meet the requirements of Code Section 409A, then to the extent permitted by Code Section 409A, the Grantee may receive a distribution of Common Stock in an amount not to exceed the amount required to be included in income as a result of the failure to comply with Code Section 409A.

IN WITNESS WHEREOF, the company has caused this Award to be granted, and the Grantee has accepted this Award, as of the date first above written.

NISOURCE INC.

By: ______________________________

Senior Vice President, Human Resources
on behalf of the Officer Nomination and
Compensation Committee of the
Board of Directors of NiSource Inc.

____

Grantee

NISOURCE INC.

1994 LONG-TERM INCENTIVE PLAN

RESTRICTED STOCK AGREEMENT

This Agreement is made as of the __ day of ___________, ("Date of Award") between NiSource Inc. (the "Company") and ______________________________ (the "Grantee"). In consideration of the agreements set forth below, the Company and the Grantee agree as follows:

1. Grant. A restricted stock award ("Award") of _______ shares ("Restricted Shares") of the Company's common stock, without par value ("Common Stock"), will be granted by the Company to the Grantee, subject to the following terms and conditions, and to the provisions of the NiSource Inc. 1994 Long-Term Incentive Plan as amended and restated effective January 1, 2005, and as amended effective January 22, 2009 (the "Plan"), the terms of which are incorporated by reference herein. The number of Restricted Shares to be granted pursuant to this Agreement shall be maintained as a bookkeeping entry on the books of the Company until the Common Stock related to the Restricted Shares is delivered. No funds shall be set aside or earmarked for any Restricted Share. The right of the Grantee or his or her beneficiary to receive a distribution hereunder shall be an unsecured claim against the general assets of the Company, and neither the Grantee nor his or her beneficiary shall have any rights in or against any amounts credited to the books of the Company or any other specific assets of the Company.

2. Transfer Restrictions. None of the Restricted Shares shall be sold, assigned, pledged or otherwise transferred, voluntarily or involuntarily, by the Grantee prior to the lapse of restrictions or pro rata distribution, as applicable, pursuant to Sections 3, 4, or 5 below, and until permitted pursuant to the terms of the Plan.

3. Lapse of Restrictions. Subject to sections 4 and 5, the restrictions set forth in Section 2 shall lapse on ___________.

4. Termination Due to Retirement, Death or Disability. Notwithstanding Section 3, if, before ___________, the Grantee terminates employment with the Company and its affiliates (1) due to retirement, with having attained age 55 and completed 10 Years of Service, or (2) due to death or disability (as defined under Internal Revenue Code Section 409A and the regulations promulgated thereunder ("Code Section 409A")), the restrictions set forth in Section 2 of this Agreement shall lapse with respect to a *pro rata* portion of such Restricted Shares on the date of such termination of employment. Such *pro rata* lapse of the restrictions shall be determined using a fraction, where the numerator shall be the number of full or partial calendar months elapsed between the Date of Award and the date the Grantee terminates employment, and the denominator shall be the number of full or partial calendar months between the Date of Award and ___________. For purposes of this Agreement, "Service" has the same meaning used in the NiSource Inc. and Northern Indiana Public Service Company Pension Plan or such other pension plan in which the Grantee is a Participant.

5. Change in Control. Notwithstanding the provisions of Section 3 and 4 above, in the event of a Change in Control of the Company, as defined in the Plan, all restrictions applicable to the Restricted Shares shall lapse on the fifth business day prior to the date such Change in Control is consummated.

6. Forfeiture. All of the Restricted Shares with respect to which restrictions have not lapsed pursuant to Section 3 or 5, or which are not subject to a *pro rata* distribution pursuant to Section 4, shall be forfeited to the Company upon the Grantee's termination of employment with the Company and its affiliates for any reason. Notwithstanding the preceding sentence, all rights with respect to the Award, and all of the Restricted Shares shall be forfeited to the Company upon the Grantee's involuntary termination of employment with the Company and its affiliates for Cause. "Cause" means the Grantee's conviction for the commission of a felony, or the Grantee's fraud or dishonesty which has resulted or is likely to result in material economic damage to the Company or any affiliate.

7. No Rights as Stockholder. Until Common Stock has been issued, the Grantee shall not have any rights as a stockholder of the Company with respect to the Restricted Shares.

8. Limitation on Restricted Shares. Notwithstanding Sections 3, 4 and 5, the restrictions set forth in Section 2 shall lapse, or the Grantee shall become entitled to a *pro rata* distribution pursuant to Section 4, during any calendar year with respect to which the Grantee is a "covered employee" (as defined in Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), or any successor section, and regulations issued thereunder) only with respect to a sufficient number of Restricted Shares whose aggregate fair market value on the date such restrictions would, but for this Section 8, lapse or become subject to a pro rata distribution (the closing price of Common Stock on the New York Stock Exchange Composite Transactions on the applicable date), that when added to the Grantee's "applicable employee remuneration" (as defined in Section 162(m) of the Code or any successor section, and regulations issued thereunder) for the applicable calendar year (including any dividends or other distributions received pursuant to Section 7 during such calendar year) that does not constitute "qualified performance-based compensation" (as defined in Section 162(m) of the Code or any successor section and regulations thereunder), do not exceed the aggregate amount of $999,999.00 for the applicable calendar year ("Limitation").

To the extent the restrictions on any Restricted Shares do not lapse, or any Restricted Shares do not become subject to a pro rata distribution, due to the application of this Section 8, the restrictions on such Restricted Shares shall lapse, or such Restricted Shares shall become subject to a pro rata distribution, on the first to occur of:

(a) the last business day of any subsequent calendar year or years to the extent that the Limitation is not exceeded for such year or years,

(b) the date next following the Grantee's date of termination of employment with the Company and its affiliates for any reason other than for Cause, or

(c) the first business day of the year next following the year with respect to which the Grantee ceases to be a "covered employee" (as defined in Section 162(m) of the Code or any successor section and regulations thereunder).

9. Issuance of Common Stock. Certificates of Common Stock related to the Restricted Shares shall be issued in Grantee's name and delivered to the Grantee as soon as practicable after the first to occur of the date (a) all restrictions lapse or (b) such Restricted Shares are subject to a *pro rata* distribution, as provided in this Agreement. However, notwithstanding any provision to the contrary, if, in the reasonable determination of the Company, a Grantee is a "specified employee" for purposes of Code Section 409A, then, if necessary to avoid the imposition on the Grantee of excise tax and interest under Code Section 409A, the Company shall not deliver the Common Stock otherwise payable upon the Grantee's termination and separation of service until a date that is as soon as practicable after 6 months following the Grantee's termination and separation of service from the Company.

10. Government Regulations. Notwithstanding anything contained herein to the contrary, the Company's obligation to issue or deliver certificates evidencing the Restricted Shares shall be subject to all applicable laws, rules and regulations, and to such approvals by any governmental agencies or national securities exchanges as may be required.

11. Withholding Taxes. The Company shall have the right to require the Grantee to remit to the Company, or to withhold from other amounts payable to the Grantee, as compensation or otherwise, an amount sufficient to satisfy all federal, state and local withholding tax requirements as provided in the Plan.

12. Governing Law. This Agreement shall be construed under the laws of the State of Indiana.

13. Securities Law Compliance. The delivery of all or any of the Common Stock relating to the Restricted Shares shall only be effective at such time that the issuance of such Common Stock will not violate any state or federal securities or other laws. The Company is under no obligation to effect any registration of Common Stock under the Securities Act of 1933 or to effect any state registration or qualification of the Common Stock issued under this Agreement. The Company may, in its sole discretion, delay the delivery of Common Stock or place restrictive legends on Common Stock in order to ensure that the issuance of any Common Stock will be in compliance with federal or state securities laws and the rules of any exchange upon which the Company's Common Stock is traded. If the Company delays the delivery of Common Stock in order to ensure compliance with any state or federal securities or other laws, the Company shall deliver the Common Stock at the earliest date at which the Company reasonably believes that such delivery will not cause such violation, or at such other date that may be permitted under Code Section 409A.

14. Entire Agreement; Code Section 409A Compliance. This Agreement and the Plan contain the terms and conditions with respect to the subject matter hereof and supersede any previous agreements, written or oral, relating to the subject matter hereof. This Agreement shall be interpreted in accordance with Code Section 409A. This Agreement shall be deemed to be

modified to the maximum extent necessary to be in compliance with Code Section 409A's rules. If the Grantee is unexpectedly required to include in the Grantee's current year's income any amount of compensation relating to the Restricted Shares because of a failure to meet the requirements of Code Section 409A, then to the extent permitted by Code Section 409A, the Grantee may receive a distribution of Common Stock in an amount not to exceed the amount required to be included in income as a result of the failure to comply with Code Section 409A.

IN WITNESS WHEREOF, the Company has caused this Award to be granted, and the Grantee has accepted this Award, as of the date first above written.

NISOURCE INC.

By: ______________________________

Senior Vice President, Human Resources
on behalf of the Officer Nomination and
Compensation Committee of the
Board of Directors of NiSource Inc.

____

Grantee